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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  FORM 10-SB/A

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS Companies Under Section 12(b) or (g) of The
                         Securities Exchange Act of 1934

                            Explorations Group, Inc.
                 (Name of Small Business Issuer in its charter)

                                    Delaware
         (State or other jurisdiction of incorporation or organization)

                                   65-1089222
                     (I. R. S. Employer Identification No.)

           2500 North Military Trail, Suite 225-D; Boca Raton, Florida
                    (Address of principal executive offices)

                                      33431
                                   (Zip Code)

                    Issuer's telephone number (561) 997-1188

              Securities to be registered pursuant to Section 12(b)
                                  of the Act.

    Title of each class: None Name of each exchange on which registered: None
                         Securities to be registered pursuant to Section 12(g)
                                  of the Act.

                         Common Stock, $ 0.01 Par Value
                                (Title of Class)




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                                Table of Contents
PART I
Item 1.  Description of Business.                                              3
Item 2.  Management's Discussion and Analysis or Plan of Operation.            9
Item 3.  Description of Property.                                             11
Item 4.  Security Ownership of Certain Beneficial Owners and Management.      11
Item 5.  Directors and Executive Officers, Promoters and Control Persons.     13
Item 6.  Executive Compensation.                                              17
Item 7.  Certain Relationships and Related Transactions.                      20
Item 8.  Description of Securities.                                           22

PART II
Item 1.  Market Price of and Dividends on the Registrant's Common Equity
         and Related Stockholder Matters.                                     23
Item 2.  Legal Proceedings.                                                   29
Item 3.  Changes in and Disagreements with Accountants.                       30
Item 4.  Recent Sales of Unregistered Securities.                             30
Item 5.  Indemnification of Directors and Officers.                           32

PART F/S
Summary Financial Data                                                        34
Financial Statements                                                          35

PART III
Item 1.  Index to Exhibits.                                                   63
Item 2.  Description of Exhibits.                                             63

Signatures                                                                    65
Exhibits                                                                      66

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ITEM 1.  DESCRIPTION OF BUSINESS.

Business Development During the Last Three Years

     Explorations Group, Inc. (the "Company") is a Delaware corporation with one operating subsidiary, Pop Starz, Inc., a Florida corporation ("Pop Starz" or "our operating subsidiary").

     The Company was incorporated on February 12, 2001, to operate as a Delaware holding company with a Florida subsidiary. On that same date, all of the securities of Explorations of Boca Raton, Inc. a Florida corporation ("Explorations"), became, without required exchange, identical securities in the Company pursuant to a reorganization, and Explorations' board of directors and stockholders changed its name to Explorations Entertainment & Education, Inc. ("Explorations Entertainment") to more accurately reflect the change of its intended activities. During 2001, Explorations Entertainment pursued discussions with several companies to develop programs in children's entertainment and education, but none of those discussions resulted in a definitive transaction. Because of its experience in these areas, Explorations Entertainment also sought to develop capabilities to provide consulting services to other companies interested in developing programs in these areas. When an Explorations Entertainment licensee in New Jersey, whose operations were material to the proposed consulting activities, closed, the proposed consulting enterprise was abandoned.

     In February 2002, Explorations Entertainment decided to pursue a new direction and its name was changed to Pop Starz, whose current activities are described more fully below ("The Company's Current Business"). The Company's and Pop Starz' principal executive offices are located at 2500 North Military Trail, Suite 225-D; Boca Raton, Florida 33431.

     The Company has not been involved in any bankruptcy, receivership or similar proceeding.

The Company's Current Business

     Through our operating subsidiary Pop Starz, the Company is engaged in the business of operating high energy dance training centers, currently concentrating on the musical genre popularly referred to as "Hip Hop." Pop Starz' ultimate goal is the development and operation of dance and talent development programs (dance, acting and voice) throughout Florida and nationally, combining the functions of traditional dance and exercise facilities with training in modeling, drama and voice development, and providing participants of all ages with an opportunity to participate in professional entertainment opportunities.

     Pop Starz' current operations are in the development stage and follow approximately seven years of operations by its predecessors and their affiliates involving large children's entertainment and physical fitness centers, one of which was owned by our operating subsidiary and operated by the Company's president in Palm Beach County, Florida, and others that were owned and operated by third parties under licenses or franchises from our operating subsidiary.

     Pop Starz' current operations do not rely on fixed centers or personnel; rather, facilities are rented on an hourly basis, as required, and personnel are engaged to teach classes, on an hourly basis, as required. Management believes that such arrangements provide Pop Starz with the flexibility to maximize the quality and diversity of the services offered while keeping costs carefully contained.

Facilities

     Classes are held in the aerobic workout rooms of 12 existing health clubs, rented by Pop Starz on an hourly basis. Pop Starz currently has arrangements with Bally Total Fitness Corporation ("Bally Total Fitness") for use of facilities at designated health clubs in Dade, Broward and Palm Beach counties in Florida, and with Y2 Fitness, Inc., in Boca Raton, Florida. Generally, rental is on an hourly basis at approximately $50 per hour and no competing events may be held at facilities used by Pop Starz. The arrangement Pop Starz has with these facility providers is solely for the use of space. Pop Starz is permitted, however, to place promotional flyers within each facility. Participants also



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enroll  in the  classes  as a  result  of Pop  Starz'  advertisements  in  local newspapers and on radio as well as through word of mouth from satisfied class participants and their parents.

Pop Starz' Classes

     Pop Starz' offers a variety of classes currently focusing on "Hip Hop." There are six separate, eight-week class sessions per year. Class times depend on the availability of aerobics rooms at each location where classes are offered. Classes are currently being held at 12 locations in South Florida in Dade, Broward and Palm Beach counties.

     Pop Starz started its first classes on May 20, 2002. Pop Starz(TM) offices are closed and no classes are scheduled during the following holidays: Memorial Day, May 27, 2002; Independence Day, July 4, 2002; Thanksgiving Break, November 28 and 29, 2002; Winter Holiday Break, December 24, 2002 thru January 1, 2003.

     Classes are divided into three groups, based on goals: (1) recreational and exercise classes; (2) production troupe classes; and (3) performance level classes. Classes are further subdivided in each group by age and experience levels.

     (1) Recreational and exercise classes are divided into the following subgroups: "Lil Pop Starz," ages three to five; "Pop Starz I" (beginners), ages six to nine; and "Pop Starz II" (intermediate), ages six to twelve. Classes are taught by pre-qualified independent contractors in the aerobic facilities of the health clubs discussed above. Each class is expected to include at least twenty participants. Each participant attends two, one-hour classes per week. Currently, the recreational and exercise group holds 112 class hours per week, but that number is expected to increase materially by December 31, 2002, because Pop Starz' plans for the next six months are to concentrate on filling up all its classes in South Florida, and then after that work with Bally Total Fitness, which has asked Pop Starz to consider expansion into its other facilities, in Florida and then nationally.

     (2) Performance level classes are divided into the following subgroups: ages eight to twelve, ages thirteen to seventeen, and ages eighteen through adult. Classes are limited to not more than thirty participants per sixty minute session, with attendance at two sessions per week required. Classes are currently taught by Jamisen Tiangco, Pop Starz' creative director in the aerobic facilities of the health clubs discussed above. The performance level is a six-year program designed for participants who seek to prepare for careers in dancing.

     (3) Production troupe classes are divided into the following subgroups: ages nine to thirteen, ages fourteen to seventeen, and ages eighteen through adult. Classes are limited to not more than twenty-five participants per ninety minute session, with attendance at two sessions per week required. All classes are held at a single central location, currently located in South Beach, Miami. All production troupe classes are currently taught by Tawanna Hall- Charlton, Pop Starz' artistic director.

     Tuition (in addition to a $40 registration charge) is $180 per recreational & exercise session, $185 per performance group session and $185 per production troupe session. Registration and tuition payments are due 10 days prior to the new session, with a $20 charge assessed for late payments. In the recreational & exercise sessions, a tuition discount of $30 is granted to the first additional sibling in the same class and a tuition discount of $50 is granted to the second additional sibling in the same class. All fees for Session V (May 1 - June 30) were pro-rated due to the May 20 start date. Normally, partial session enrollment is not permitted. Due to the number of new applicants who are enrolling, currently enrolled students are given priority, with waiting lists established until there is a sufficient number of children to add classes (usually 10 children minimum per class required).

     The following information concerning Pop Starz' classes also currently appears at its website, www.popstarzinc.com:

     Open Registration Classes - classes in which anyone may enroll - include the following:




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     Li'l Pop Starz(TM),  3 years - 5 years;  Pop Starz(TM) I, 6 years - 9 years
(beginners); Pop Starz(TM) II, 6 years - 12 years (intermediate); Pop Starz(TM) Performance Teenz, 13 years - 17 years; and Pop Starz(TM) Performance Adultz, 18 years - adult

     Class Registration by Invitation - this class requires that, because of their age, participants be screened for skill levels to determine if this class is appropriate for them:

Pop Starz(TM) Performance Kidz, 8 years - 12 years.

     Participants Auditioned by Darrin Henson - a prerequisite to enrollment is a successful audition with Darrin Henson:

     Pop Starz(TM) Production Troupe Kidz, 9 years - 13 years; Pop Starz(TM) Production Troupe Teenz, 14 years - 17 years; and Pop Starz(TM) Production Troupe Adultz, 18 years - adult.

These classes are all described more fully immediately below.

         Pop Starz(TM) Class Descriptions:

     Li'l Pop  Starz(TM),  3 years - 5  years.  Length  of  Class:  55  minutes.
Prerequisites: None. Class Description: This beginner's class provides an introduction to Hip Hop music and movement, incorporating basic combos into games. Lil Pop Starz provides children with the fundamentals of pop dance and performance.

     Pop Starz(TM)I, 6 years - 9 years (beginners). Length of Class: 55 minutes.
Prerequisites: None. Class Description: This beginner's class is open to elementary students with little or no hip hop dance training. Children are given fundamental combos as well as basic routines to introduce the core movements of today's pop artists.

     Pop Starz(TM)II, 6 years - 12 years (intermediate). Length of Class: 55 minutes. Prerequisites: None. Class Description: An intermediate level class, Pop Starz II is a high energy fusion of hip hop/pop dance routines, preparing young starz for performance level classes. This class is designed both for children considering going into the entertainment field and for children just looking for fun with learning hip hop moves.

     Pop Starz(TM)Performance Kidz, 8 years - 12 years. By invitation only. Length of Class: 120 minutes. Class Description: These classes serve as "Prep School" for Pop Starz Production Kidz. Under the direction of Jamisen Tiangco, dancers work with top level choreographers and instructors, giving the starz a chance to shine. Technique is emphasized while students learn challenging routines. They are offered the opportunity to perform in community venues, as well as local shows. This class is a must for anyone searching for professional level training.

     Pop Starz(TM)Performance Teenz, 13 years - 17 years. Pop Starz(TM)Performance Adultz 18 years - adult. Length of Class: 120 minutes.
Prerequisites: None. Class Description: Although these classes are open-registration, they do serve as training for Pop Starz Production Troupes. Students are also given the opportunity to audition every September for the Company's Production Troupes, judged by Darrin Henson, MTV's Award winning choreographer. Mr. Henson choreographed for N'Sync, Brittany Spears, Jennifer Lopez and Jagged Edge, just to name a few. He will be judging all of the Production Troupe dancers. This performance level is also great for teenz and adultz not interested in performing, but who enjoy learning from top choreographers and instructors in the industry. Students will have the opportunity if they choose, to perform in community venues as well as local fairs and festivals.

     Pop   Starz(TM)Production   Troupe   Kidz,   9  years  -  13   years;   Pop
Starz(TM)Production   Troupe   Teenz,   14   years   -   17   years,   and   Pop
Starz(TM)Production Troupe Adultz, 18 years - adult. Length of Class: 120 minutes. Prerequisites: Auditioned by Darrin Henson. Class Description: top level super starz, Pop Starz Production Troupes are headed by Artistic Director and South Florida choreography celebrity Tawanna Hall-Charlton. Her innovative choreography has gained her acclaim through such venues as the nationally televised Hip Hop Source Awards, as well as a featured spot in the Darrin Henson's Dance Grooves Tour. Pop Starz Productions, through its agency affiliates, not only tour, audition and perform with artists, but its also featured in music videos, TV spots and national commercials. Talent



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participants  are given the  tools and  avenues  to  actually  work  within  the industry. Participating in castings, shows and celebrity events, Pop Starz Productions cultivates and supports the careers of up and coming starz.

Instructors

     Instructors for the recreational and exercise session are independent contractors and are paid between $25 and $35 per class. The instructors for the production troupe and performance level are full time employees who are paid $50 per hour. In addition:

     Tawanna Hall-Charlton is paid $1,000 per week, payable in accordance with Pop Starz' usual schedule; 25% of a monthly individual health insurance premium through Pop Starz health plan; beginning with the 2nd quarter of 2002, 10% of the net pre-tax profits of Pop Starz during each quarter worked, as determined by Pop Starz' quarterly financial statements, payable within 10 business days after the quarterly financial statement is finalized by Pop Starz; and after the completion of two years of continued employment with Pop Starz (calculated as two years from the date of the first paycheck received from Pop Starz), 10% of Pop Starz' outstanding shares of Common Stock as of that date; and

     Sylvia Hofstetter is paid $1.00 per child taught per week; beginning with the 2nd quarter of 2002, 10% of the net pre-tax profits of Pop Starz during each quarter worked, as determined by Pop Starz' quarterly financial statements, payable within 10 business days after the quarterly financial statement is finalized by Pop Starz; and after the completion of two years of continued employment with Pop Starz (calculated as two years from the date of the first paycheck received from Pop Starz'), 10% of Pop Starz outstanding shares of Common Stock as of that date.

     Jamisen Tiangco is paid $50.00 per hour of class taught; 25% of a monthly individual health insurance premium through Pop Starz health plan; beginning with the 2nd quarter of 2002, 10% of the net pre-tax profits of Pop Starz during each quarter worked, as determined by Pop Starz' quarterly financial statements, payable within 10 business days after the quarterly financial statement is finalized by Pop Starz; and after the completion of two years of continued employment with Pop Starz (calculated as two years from the date of the first paycheck received from Pop Starz'), 10% of Pop Starz outstanding shares of Common Stock as of that date. Note that these are shares of Pop Starz, not of the Company, and so will not result in material dilution of your stockholdings in the event these shares, or any of them, vest.

     Pop Starz also retains major choreographers for special projects. Darrin Henson, the star of Showtime's Soul Food, MTV's choreographer of the year and choreographer for Brittany Spears, Jennifer Lopez, Jagged Edge, N'Sync and other top Hip Hop groups, conducted a full day workshop for Pop Starz students on April 20 and half a day workshop April 21, 2002, which also featured choreographers Antoine Jenkins, George Hubela (whose clients include Billy Crawford, Pink Profule and Chyanne), Chuck Maldonado (whose clients include Left Eye, Blaque and TLC) and Tawanna Hall-Charlton, Pop Starz' artistic director and the choreographer for the Hip Hop source awards. Similar workshops by Mr. Henson are scheduled for September 21 & 22, 2002. Fees paid celebrity choreographers are negotiated on a case by case basis.

Industry Overview

     Pop Starz seeks to develop and operate programs designed to provide participants with training in dance, modeling, acting and voice in a high energy, fun environment, and with potential exposure to opportunities to perform in the entertainment industry. As of the year 2000, there were approximately 55 million children under the age of 13, including approximately 36 million between the age of five and 13. As of such date, children of all economic backgrounds were served by a huge conglomeration of private, public, and publicly supplemented facilities and service providers, required as a result of the demand for child care and entertainment responding to parental working obligations and desire for personal time away from their children. Providers of services to such markets include children's centers seeking to combine entertainment, education and physical fitness features. "Baby Boomer" families



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(parents  born between 1946 and 1965) are expected to  contribute to an increase in the target market for Pop Starz' participants over the next four years.

Insurance

     Pop Starz does not believe that insurance will be material to its current or proposed operations, other than minimal customary business coverages, because it will not maintain facilities but will use facilities rented on an hourly basis from other businesses (e.g., dance and aerobic studios) who maintain their own insurance. In addition, Pop Starz carries general liability insurance issued by Nautilus Insurance Company covering up to $1,000,000 per occurrence with limits of $50,000 for fire damage; $1,000 for medical expense, per person; $1,000,000 for personal and advertising injury; $1,000,000 for product liability, completed operations of aggregate with a $2,000,000 general aggregate, for which Pop Starz pays premiums of $3,800 per year.

Status of Any Publicly Announced New Product or Service

     Except as described above, the Company has no publicly announced new products or services. As of the date of this registration statement, Pop Starz has rental agreements covering up to 12 facilities (11 Bally Total Fitness facilities in the Florida counties of Dade, Broward and Palm Beach and one facility owned by Y2 Fitness, Inc., in Boca Raton, Florida), copies of all such agreements being filed as exhibits to this registration statement. See "Part III, Items 1 and 2, Index to Exhibits and Description of Exhibits".

Competitive Business Conditions and the Company's Competitive Position in the Industry and Methods of Competition

     The Company assumes that direct competitors for Pop Starz' services exist and anticipates that they will increase. As of the date of this Registration statement, it believes that Pop Starz' principal local competitors are Hip Hop Kidz, Inc., and, Street Jam, Inc. Indirect competition is intense in the form of traditional dance studios, modeling agencies and aerobic classes. Pop Starz will indirectly compete against a wide variety of concepts vying for family leisure time and recreational spending. These competing concepts encompass a broad spectrum of child recreational opportunities, including school programs, after-school athletic programs and specialty children's and young adults' social programs (e.g., scouting, etc.).

     Pop Starz initially expects to concentrate on the "Hip Hop" performance segment of the children's and young adults' entertainment and recreational industries, targeting children ages 1 to 15. Those industries are highly fragmented and consists largely of local individually owned and operated dance and aerobic studios and modeling agencies. Pop Starz' future revenues will to a significant extent depend upon its ability to anticipate and respond to changes in consumer tastes, government regulations and technology, and to assemble instructional teams that can implement responses to such factors for its participants effectively and on a reliable and cost efficient basis. The performance of its instructional programs may be affected by a variety of local factors such as the location of competing facilities, labor and employee benefit costs and the availability of experienced instructors and hourly employees.

     Many of Pop Starz' competitors will have longer operating histories, substantially greater name recognition and more extensive financial, technical, marketing, sales and distribution resources than Pop Starz.

Sources and Availability of Raw Materials and the Names of Principal Suppliers

None of the Company's proposed activities are reliant on raw materials.

Dependence on One or a Few Major Customers

     The Company's current operations are highly reliant on the limited number of its instructors and participants; however, as its marketing efforts increase, the Company anticipates that no client will account for more than 5% of its income, expenditures or time.




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Patents, Trademarks,  Licenses, Franchises,  Concessions,  Royalty Agreements or
Labor Contracts Including Duration

     Pop Starz has obtained a Florida trademark in the Education & Entertainment Class 0041, covering the name "Pop Starz" for a number of its services, copies of which are filed as exhibits to this registration statement. See "Part III, Items 1 and 2, Index to Exhibits and Description of Exhibits". The application, dated March 7, 2002, was filed on March 12, 2002. This will provide protection from unauthorized use for a period of ten years, subject to renewal for an additional ten years. Florida Trademark Application Number T02000000333. First use of the mark was February 20, 2002. Under certain circumstances courts may decline to enforce it against a party infringing it that overcomes the presumptions under which it was granted.

     Pop Starz applied and is waiting for approval for a federal trademark covering the name "Pop Starz" for a number of its services in the Education & Entertainment International Class 041, copies of which are filed as exhibits to this registration statement. See "Part III, Items 1 and 2, Index to Exhibits and Description of Exhibits".

     In the future, the Company believes that it will probably develop proprietary intellectual property. In case of development of any such intellectual property, the Company's management anticipates that it will promptly file for and obtain available protection under state, federal and international regulatory processes and procedures; however, no assurances can be provided that any such intellectual property will be developed by or for the Company, or that if developed, intellectual property rights will be obtained, or that if obtained, they will be effectively protected.

Need for Any Government Approval of Principal Products or Services. If Government Approval is Necessary and the Company has Not Yet Received that Approval, Discuss the Status of the Approval Within the Government Approval Process

     The Company does not believe that its anticipated services will be subject to any government regulation specific to such services.

Effect of Existing or Probable Governmental Regulations on the Business

     Our operating subsidiary was previously subject to regulation by the United States Federal Trade Commission, the Federal Communications Commission, the Justice Department, the Department of the Interior and comparable state agencies because of its subsidiary's franchise-related activities. However, all operations involving such activities have been terminated without ever having experienced associated regulatory problems other than the costs of monitoring and complying with existing regulations, which was expensive and time consuming. In addition, our operating subsidiary's management was required to expend significant resources to obtain required regulatory clearance and the delays incident thereto may have deprived our operating subsidiary of potential opportunities. Because such regulations also applied to our operating subsidiary's competitors, however, they merely tended to make all participants in the industry less effective, rather than affecting our operating subsidiary's competitive business posture.

     As a result of the filing of a registration statement on Commission Form 10-SB, the Company anticipates that it will be subject to applicable provisions of federal and state securities laws, especially with reference to periodic reporting requirements. In addition, the operations of the Company and its operating subsidiary are subject to regulations normally incident to business operations (e.g., occupational safety and health acts, workers' compensation statutes, unemployment insurance legislation, and income tax and social security related regulations). Other than those regulations, the Company does not anticipate that its operations will be subjected to any special regulatory requirements.

     Our operating subsidiary's former operations were subject to various federal, state and local laws and regulations affecting operations, including those relating to the use of video and arcade games, the preparation and sale of food and beverages and those relating to building and zoning requirements. The Company is also subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working and safety conditions and citizenship requirements. Formerly, our operating subsidiary's operations were subject to federal and state franchise, licensing and business opportunity sale regulations. Pop Starz' operations are expected to eventually involve state regulation as a modeling and talent representation agency.

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Estimate  of the  Amount  Spent  During  Each of the  Last Two  Fiscal  Years on
Research and Development Activities, and if Applicable the Extent to Which the Cost of Such Activities is Borne Directly by Customers

     During the last two years, the Company has expended no funds in research and development activities. Such expenses, if incurred in the future, will be passed along to clients indirectly in the form of components of the Company's pricing decisions.

Costs and Effects of Compliance  with  Environmental  Laws  (Federal,  State and
Local)

     To the best of management's knowledge, the Company has not and will not be required to directly incur material expenses in conjunction with federal, state or local environmental regulations; however, like all other companies, there are many incalculable indirect expenses associated with compliance by other entities that affect the prices paid by the Company for goods and services.

Number of Total Employees and Number of Full Time Employees

     The Company currently has one full time employee (its president) and also retains a part-time securities counsel and a part-time chief administrative officer. It does not anticipate hiring any other full time employees, other than administrative personnel required for bookkeeping purposes, and management personnel required to coordinate and supervise its independent contractor consultants. All other personnel will be retained on an as needed, project by project, part time basis as independent contractors. It currently employs its president on a full time basis at an annual salary of $75,000, payable solely from operating profits, all of which will be accrued until sufficient profits from operations become available.

     Instructors for the recreational and exercise session are independent contractors and are paid between $25 and $35 per session. The instructors for the production troupe and performance level are full time employees who are paid $50 per hour. Pop Starz also retains celebrity choreographers for special projects and fees paid celebrity choreographers are negotiated on a case by case basis.

     Management is of the opinion that required employees and contractors are readily available at competitive prices. The Company has no union labor contracts.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OR PLAN OF OPERATION.

     The following discussion should be read in conjunction with the Company's audited and interim consolidated financial statements. The Company (through its operating subsidiary's predecessors and affiliates) historically engaged in the business of developing, operating, licensing and franchising large children's entertainment, restaurant, education and physical fitness centers. During 2001, the Company pursued discussions with several companies to develop programs in children's entertainment and education, but none of those discussions resulted in a definitive transaction. Because of its experience in these areas, the Company also sought to develop capabilities to provide consulting services to other companies interested in developing programs in these areas. When a licensee in New Jersey, whose operations were material to the proposed consulting activities, closed, however, the proposed consulting enterprise was abandoned, and the Company instead developed the concept for Pop Starz' current operations.

     Because the Company has eliminated almost all operating expenses and is receiving access to office facilities, personnel and equipment in Boca Raton and Ocala, Florida on an as-needed cost basis, its management believes that it can develop its business with a minimum of capital requirements. Access to additional development capital, however, could materially increase the speed at which its current business plans could be developed. The bulk of any funds that become available to the Company through operating income or any other source during the next twelve months will probably be used to develop Pop Starz' Internet web presence and for marketing and advertising. Other than through the private placement that was concluded in June 2002 prior to the filing of this registration statement, the Company has not developed plans to obtain additional capital through sales of its securities, having elected to defer such decision until it determines whether to expand its board of directors and has thereafter made decisions concerning the recruitment of any additional executive officers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

     During 2001 and 2000, the Company's operations were nominal and consisted of operating expenses incurred in maintaining its corporate existence. The Company reported losses for the calendar years ended December 31, 2001 and 2000 of $5,852 and $17,059, respectively, primarily relating to consulting and professional fees. This translates to a per share loss of $0 for 2001 and ($0.01) for 2000. For the six months ended June 30, 2002, the Company generated revenues from its Pop Starz operations amounting to $25,867. For the six months ended June 30, 2002, the Company incurred advertising expenses amounting to $25,840, professional fees of $11,619, and other general and administrative expenses of $48,566. Additionally, the Company incurred compensation expense of $50,243.

     Management has taken steps to redirect the business focus to more profitable activities [see Item 1 and previous discussion in Item 2 regarding new strategic plans]. At this time it is not possible to project what income or expenses will result from the Pop Starz' activities that are currently underway or the financial benefits to be gained from these activities.

Plan of Operation

     During the twelve months following the date of this registration statement,
the  Company  expects  that  all  of  its  principal   activities  will  involve
development of the business of its wholly owned subsidiary, Pop Starz.

     The long-term development of Pop Starz is expected to involve at least three distinct phases, each contingent on the success of the preceding phases. During the initial phase, expected to take up to three years, Pop Starz intends to establish operations throughout the Florida counties of Dade, Broward and Palm Beach, principally in facilities owned by Bally Total Fitness. We are currently offering classes in 12 facilities and are concentrating on providing a complete schedule of classes that are fully enrolled. There are no costs involved in filling our current classes other than routine advertising expenses. If any additional classes become necessary (which cannot be determined at this time), the only costs involved would be any additional hourly facility rental fees ($50 per hour) and the fees for any additional instructors ($25-50 per class). Pop Starz is concentrating in particular on its dance program, and has begun the process of completing an application for a talent agency license in the State of Florida. The costs involved here are the application fees of $750 and the $200 cost of obtaining the required bond in the amount of $5,000. Pop Starz also expects to develop and market clothing, especially dance and exercise-related apparel and accessories, initially for use by its students but eventually for general retail sale, but has not yet begun to implement this enterprise and so costs cannot currently be determined.

     Predicated on the success of the initial phase, the second stage of Pop Starz' business development plan is expected to involve development of a franchise program in the State of Florida, limited to its dance and recreational programs, with modeling and talent agency services retained at the corporate level. The final phase of Pop Starz' business development plan, predicated on success of the second stage, is anticipated to involve expansion of the proposed franchise program on a national basis. Because of the material increase in marketing expenses and the recruitment of prospective franchisees as well as the personnel requirements associated with implementation of the second and third stages of Pop Starz' proposed business plans, such plans should be considered highly speculative at this time and costs estimates are not currently available.

     Throughout its contemplated operations, it is currently expected that Pop Starz will seek to limit capital expenses associated with its dance and recreational programs by holding them at facilities owned and operated by reputable health and fitness facilities.

     Pop Starz is confident that through its revolving loan arrangements with the Yankee Companies, LLC ("Yankees"), and through income generated from operations, it will be able to meet its cash requirements and implement the initial phase of its business development plan, without required outside debt or equity funding. Yankees has committed to providing the Company with up to $100,000 in funding during the twelve month following the date of this registration statement.

     Sources of funding for implementation of stages two and three of Pop Starz' business development plan cannot be determined at present as such plans are extremely contingent on the success of the initial stage.

Going Concern

     The accompanying unaudited consolidated financial statements have been prepared assuming that our Company will continue as a going concern. We have minimal revenues, have an accumulated deficit at June 30, 2002, have cash used in operations of $53,500 for the six months ended June 30, 2002, and may require additional funds to implement our new business plans. These conditions raise substantial doubt about our ability to continue as a going concern.

     Management is taking steps to address this situation, however. We are in the process of implementing our new business plan and recently conduct a nonpublic offering to raise additional funds. In early June 2002, we raised proceeds of $53,169 from the sale of preferred and common stock in connection with that private placement. Additionally, debt amounting to 30,996 was converted into preferred and common shares. Our loan agreement with Yankees remains open as well. We believe the actions we are taking allow us to continue as a going concern. The unaudited consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

ITEM 3.  DESCRIPTION OF PROPERTY.

     The Company and Pop Starz currently share office facilities and administrative personnel in Boca Raton, Florida, provided either without charge or at cost by Carrington Capital Corp., a Florida corporation whose chief executive officer, Leonard M. Tucker, is married to the Company's president. The addresses, telephone and facsimile numbers available to the Company as described above are The Crystal Corporate Center, 2500 North Military Trail, Suite 225-D; Boca Raton, Florida 33431; telephone number (561) 997-1188; facsimile number
(561) 998-3425. Pop Starz currently pays $1,000 per month for temporary facilities and expects to move into permanent headquarters, also subleased from Carrington Capital Corp., on or before November 2002. A copy of the sublease is filed as an exhibit to this registration statement. See "Part III, Items 1 and 2, Index to Exhibits and Description of Exhibits".

     Classes are held in the aerobic workout rooms of existing health clubs, rented by Pop Starz on an hourly basis. Pop Starz currently has arrangements with Bally Total Fitness for use of facilities at designated health clubs in Dade, Broward and Palm Beach counties in Florida, and with Y2 Fitness, Inc., in Boca Raton, Florida. Generally, rental is on an hourly basis at approximately $50 per hour, and no competing events may be held at facilities used by Pop Starz.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following tables disclose information concerning ownership of the Company's Common Stock by officers, directors and principal stockholders (holders of 5% or more of the Company's Common Stock). All footnotes follow the second table. The Company's currently outstanding shares of Common Stock, for purposes of these calculations, are calculated based on information available as of July 31, 2002, and include both currently outstanding securities and securities which a named person has a right to acquire within 60 days following the date of this Registration Statement. Consequently, the number of shares deemed outstanding for purposes of Table A will vary materially from those deemed outstanding for purposes of Table B.

        (a)      Security Ownership of Certain Beneficial Owners

               As of July 31, 2002, the following persons (including any "group") are, based on information available to the Company, beneficial owners of more than five percent of the Company's Common Stock (its only class of voting securities). Of the number of shares shown in column 3, the associated footnotes indicate the amount of shares with respect to which such persons have the right to acquire beneficial ownership as specified in Commission Rule 13(d)(1), within 60 days following the date of this Registration Statement. For purposes of this Table 1,969,581 shares of the Company's Common Stock are assumed to be outstanding. Footnotes follow Table B.


                                     Table A
                             Principal Stockholders:

                  Name and                                             Amount and
                  Address of                                           Nature of                 Percent
Title             Beneficial                                           Beneficial                of
Of Class          Owner                                                Ownership (1)             Class
--------          -----                                                -------------             -----
Common            Michelle Tucker and affiliates                       1,300,357 (2)             66%
                  2500 North Military Trail, Suite 225-F
                  Boca Raton, Florida 33431

(b)      Security Ownership of Management

     As of July 31, 2002, the following Table discloses the Company's Common Stock (its only class of voting securities) other than directors' qualifying shares, beneficially owned by:

          *    all directors and nominees, naming them each;

          * each of the named executive officers as defined in Item 402(a) of Commission Regulation S-B;

          * and all directors and executive officers of the Company as a group, without naming them.

     The Table shows in column 2 the total number of shares beneficially owned and in column 4 the percent owned. Of the number of shares shown in column 2, the associated footnotes indicate the amount of shares, if any, with respect to which such persons have the right to acquire beneficial ownership as specified in Commission Rule 13(d)(1), within 60 days following the date of this Registration statement (none being applicable). For purposes of this Table, 1,969,581 shares of the Company's Common Stock are assumed to be outstanding (the actual number currently outstanding). Footnotes for Table A and Table B follow this Table.

                                     Table B
                        Security Ownership of Management:

Name and Address of                                  Amount of                  Nature of                 Percent
Beneficial Owner                                     Equity Owned (1)           Beneficial Ownership      of Class
----------------                                     ----------------           --------------------      --------
Michelle Tucker and affiliates                        1,300,357                  (2)                       66%
2500 North Military Trail, Suite 225-F
Boca Raton, Florida 33431

Vanessa H. Lindsey                                       30,000                     Record and beneficial     1.5%
340 SE 55th Avenue
Ocala, Florida 33471

Steven Adelstein                                          8,500                    Record and beneficial     0.4%
3200 West Oakland Park Blvd,
Lauderdale Lakes, Florida 33311

Kevin W. Dornan, Esq.                                    16,500                    (3)                       0.8%
5001 Southwest 20th Street
Ocala, Florida 34474

Adam Wasserman                                            2,000                   Record and beneficial     0.1%
1643 Royal Grove Way,
Weston, Florida 33327

All officers and directors as a group                 1,357,357                  Record and beneficial     68.9%

                                    PAGE 12

Footnotes to Tables A and B.

(1)       Common Stock.

(2) Mrs. Tucker holds 522,500 of the shares and 200,000 shares are held by Blue Lake Capital Corp., a Florida corporation owned by Mrs. Tucker. 4,227 shares are held by Carrington Capital Corp., a Florida corporation owned by Mr. Tucker. The Tucker Family Spendthrift Trust holds 573,630 of the shares. The Tucker Family Spendthrift Trust has as its beneficiaries Michelle Tucker, her husband Leonard M. Tucker, and Shayna and Montana, their minor daughters. Michelle and Leonard M. Tucker are the co-trustees who jointly hold voting and investment power for the shares owned by the Trust.

(3) Pursuant to the terms of Mr. Dornan's previous engagement agreement with the Company, he was paid 5,000 shares per month for May and June 2002. He is currently paid approximately $800 worth of stock per month, in addition to the cash component of his compensation (see "Part I, Item 6, Executive Compensation"). An additional 5,000 shares were issued to Mr. Dornan as an employee bonus from Yankees.

(c)       Changes in Control

     The Company is not aware of any arrangements that may result in a change in control of the Company.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS:

(a)      Directors & Executive Officers of the Company

     The following persons serve as members of the Company's or Pop Starz' board of directors and as executive officers, in the capacities indicated:

Name                       Age (1)  Term (2)       Positions
----                       -------- --------       ---------
Michelle Tucker            43          (3)      Director and President
Vanessa H. Lindsey         31          (4)      Director, Secretary, Treasurer
                                                and Chief Administrative Officer
Steven Adelstein           55       (5)(6)      Director
Kevin W. Dornan            50          (7)      Securities Counsel
Adam Wasserman             37          (8)      Chief Financial Officer,
                                                Controller
------
(1)  As of July 31, 2002.

(2) All directors were elected for a term ending at such time as his or her successor is elected at the next annual meeting of the Company's stockholders and is qualified in office, and all officers serve at the pleasure of the board of directors, subject to any contractual rights to compensation that may survive their termination.

(3) Michelle Tucker was an initial director and officer of Pop Starz', and an initial director and officer of the Company.

(4) Vanessa H. Lindsey served on Pop Starz' board of directors and as an officer from February 1, 2001 to January 25, 2002. Since February 12, 2001, she has served on the Company's board of directors and as an officer.

(5) Steve Adelstein was elected to the Company's board of directors on April 8, 2002.

(6) The Company's board of directors has an Audit Committee. The Audit Committee meets with management to consider the adequacy of the internal controls of the Company and the objectivity and accuracy of the Company's financial reporting. The Audit Committee selects and meets with the Company's independent accountants and with appropriate financial personnel about these matters. The Audit Committee is comprised of Steve Adelstein. As of the date of this Registration statement, no meetings have been held. Audit Committee members serve at the pleasure of the Company's board of directors.

(7) Mr. Dornan was engaged as the Company's securities counsel effective July 1, 2002.

(8) Mr. Wasserman was engaged as the Company's chief financial officer and controller effective July 1, 2002. The Company's board of directors sets corporate policies which are implemented by the Company's management and, when applicable, the management of the Company's subsidiaries. In the event that the Company's board of directors determines that a board member faces a conflict of interest, for any reason, it is expected that the subject director will abstain from voting on the matter which raised the issue. The Company's board of directors has acted by written consent in lieu of a meeting 9 times, and passed a series of 58 resolutions, during the period from February 12, 2001 to July 31, 2002. The Company's stockholders acted by written consent in lieu of a meeting on April 8, 2002 and passed a series of 5 resolutions.

Biographies of Directors and Executive Officers

Michelle Tucker, Director (chair), president and chief executive officer

     Michelle Tucker, age 43, serves as the Company's president, chief executive officer and as a director since February 12, 2001, and has served as an officer and director of Pop Starz since the Company was incorporated in October 1996. From 1992 to 1996, she served as president and director of Explorations Entertainment Group, Inc., a Florida corporation, headquartered in Boca Raton, Florida. She was also involved with several different entities involved in the operations of Pop Starz. From 1979 until 1995, Mrs. Tucker worked for the State of Florida as a probation officer in Broward County. Prior to founding Pop Starz, Mrs. Tucker provided volunteer services to the community such as working with the crisis line at the Shelter Home for Abused Women and various other community programs. Mrs. Tucker received a Bachelor of Science Degree in Criminal Justice from the University of Florida in 1979. From 1984 to 1986, Mrs. Tucker continued her education toward a Masters Degree by attending Florida Atlantic University and Florida International University.

Vanessa H. Lindsey, Director, secretary, chief administrative officer

     Vanessa H. Lindsey, age 31, serves as the Company's secretary and chief administrative officer and as a director since February 12, 2001, and served as a member of the board of directors and as an officer of Pop Starz from February 1, 2001 to January 25, 2002. From 1995 to 2001 she was employed as the chief administrative officer of Diversified Corporate Consulting Group, L.L.C., a Delaware limited liability company engaged in providing diversified consulting services and in filing EDGARized documents for clients with the Commission. Since 1996 she has been employed by the Southeast Companies, Inc., a Florida corporation, involved in the entertainment industry, in business and political consulting and as a licensed mortgage brokerage company, as its chief administrative officer and currently serves as its vice president and secretary. She is also the secretary and chief administrative officer for Yankees, which originally served as a strategic consultant to the Company. Mrs. Lindsey held the position of secretary of the Marion County Libertarian Party and was the campaign treasurer for the Cyndi Calvo for State Senate, District 8 Campaign from 1998 to 2000. Since January 1999 she has served as secretary and chief administrative officer for Colmena Corp., a publicly held Delaware corporation, effective February 1, 2000 she became a member of its board of directors and was elected as Vice President on June 14, 2001. From November 11, 1999 to June 13, 2001, she served as secretary for AmeriNet Group.com, Inc.(currently Fields Technologies, Inc.), a publicly held Delaware corporation, and served as a member of its board of directors from April 6, 2000 to June 13, 2001. She is currently the Vice President and Secretary of Southern Capital Group, Inc, a Florida corporation, and is a licensed mortgage broker. Mrs. Lindsey serves as chief administrative officer for the Company with the consent of Yankees, subject to the provision that in the event of a conflict of interest, Mrs. Lindsey's duty of loyalty to Yankees will take priority.

Steven Adelstein, Director

     Steven Adelstein, age 55, serves as a member of the Company's board of directors since April 8, 2002. He is currently a non-practicing Certified Public Accountant, graduated from the University of South Florida in 1969 and was employed for several years by KPMG, LLP. Mr. Adelstein has also been involved in a variety of entrepreneurial ventures. In the mid 1970s Mr. Adelstein became a consultant primarily in the area of real estate and continued in this area until the early 1990s. He then became the Chief Executive Officer of the largest sound stage in South Florida (the former home for the television series "Miami Vice" and the feature movie "Ace Ventura Pet Detective") and packaged several low-budget feature movies, including "All American Murder" starring Christopher Walken and "South Beach" starring Gary Bussey and Peter Fonda. In the mid 1990s Mr. Adelstein became an active venture capitalist and entrepreneur, and has invested in several development stage entities. He is presently a member of the board of directors of IBX Group, Inc., a publicly held Florida corporation; president and director of AUW, Inc. and Adelstein Productions, Inc., Florida corporations; and a primary consultant to Florida Studios, Inc., a private entity developing sound stages in South Florida.



Kevin W. Dornan, Esquire,  Securities counsel

     Kevin W. Dornan, age 50, was engaged as the Company's securities counsel effective July 1, 2002. He is a graduate of the Johns Hopkins University (Bachelor of Arts, philosophy, 1973); the University of North Carolina at Chapel Hill (Master of Arts, philosophy, 1975); the Catholic University of America (Master of Arts, religious studies, 1979); and the University of Maryland School of Law (Juris Doctor, 1987), where he served as editor-in-chief of the 1986-87 Maryland Law Review. During law school, he also served as a judicial intern for The Honorable James R. Miller, Jr., of the U.S. District Court for the District of Maryland. In 1997, Mr. Dornan became the general counsel for DWA Corp., a telecommunications company in St. Augustine, Florida. In June 2001, he became the general counsel (as of July 1, 2002, the corporate and securities counsel) for Yankees as well as for Colmena Corp, a publicly held Delaware corporation. He is admitted to practice before the Court of Appeals of Maryland; the District of Columbia Court of Appeals; the Supreme Court of Florida; the U.S. Courts of Appeals for the District of Columbia, Second, Fourth, and Eleventh Circuits; and the U.S. District Courts for the District of Maryland, the Eastern and Western Districts of Arkansas, the District of Columbia, and the Middle District of Florida. Mr. Dornan has served since 1996 as an adjunct professor of business ethics at Saint Leo University in Saint Leo and St. Augustine, Florida, and as an adjunct professor of management and business at Eckerd College in St. Petersburg, Florida. In 1998, he was named to Who's Who in American Law. Mr. Dornan serves as securities counsel to the Company with the consent of Yankees, subject to the provision that in the event of a conflict of interest, Mr. Dornan's duty of loyalty to Yankees will take priority.

Adam Wasserman, Chief financial officer and controller

     Adam Wasserman, age 37, was elected as our Company's chief financial officer and controller effective July 1, 2002. Mr. Wasserman holds the degree of Bachelor of Administration from the State University of New York at Albany. He is a Certified Public Accountant (New York), and a member of The American Institute of Certified Public Accountants and the Florida Institute of Certified Public Accountants. Mr. Wasserman currently serves as the chief executive officer and director of CFO Oncall, Inc., a firm specializing in financial consulting services that he founded in 1999, which is located in Weston, Florida. From 1991 to 1999, he was an audit manager at American Express Tax & Business in Fort Lauderdale, Florida, where he served as an outsourced CFO and advisor to a diversified clientele in the technology, medical, retail, and service industries in both the private and public sectors. Mr. Wasserman has also served with Deloitte & Touche, LLP in New York City, where he conducted audits of public and private companies, tax preparation and planning, management consulting, and systems design. .He currently serves as the Treasurer of Gold Coast Venture Capital Club, was a former officer of Toastmasters International, and is a member of the Florida Venture Forum, Weston Chamber of Commerce and Broward County Chamber of Commerce. Since March 2002 he has served as Chief Financial Officer and Controller for Colmena Corp., a publicly held Delaware corporation.

(b)      Other Material Employees

     In addition to the Company's executive officers and directors, the executive officers and directors of its operating subsidiary, Pop Starz, constitute materially significant employees.

Tawanna Hall-Charlton, Pop Starz artistic director:

     Ms. Hall-Carlton graduated from the New World School of the Arts High School Division, located in Miami, Florida, in 1993. She also received an associate of arts degree from the New World School of the Arts, College Division, in 1995. The courses she studied included dance history, music of dance, anatomy, dance criticism and dance production. She has also received technique training at the New World School of the Arts in ballet, modern, jazz, tap, African, composition, improvisation and pilates. From 1994 through 1998, she was an instructor at Joe Michael's Miami Dance Center located in Miami, Florida, where she served as the head of Hip-Hop and Jazz for directors Mia and Dana Michaels. From May 1997 through 1998, she was an instructor at the Coral Reef Magnet High School in Miami, Florida, where she served as guest master teacher and choreographer. From 1997 until 2001, she was an instructor at the Dade County Magnet School Workshop in Miami, Florida, where she taught over 300 middle and high school students. Since August 1998 she has served as head of the Hip Hop Departments at The Dance Space, Carol Golbert's School of Dance and Peggy Brown School of Dance, all in Miami, Florida, and has taught Hip-Hop master classes and choreography for the South Miami Middle Magnet Program in Miami, Florida. Since 1999, she has served as a guest teacher for the dance team at the Dance Alliance Summer Camp and at The Edge in Los Angeles, California, where she has taught over 300 students of all ages. Ms. Hall-Charlton's professional dance experience includes performance as a dancer and the guest choreographer for the Darrin Henson Dance Grooves Tour in Miami and Orlando, Florida since 2001; performance as a dancer and the choreographer for the 2001 Hip Hop Source Awards in Miami Beach, Florida, where she worked with artists:
Teddy Riley, Scar Face, and Ben Zino; performance as a dancer and the choreographer for music video artist Prince Raheem at Slip & Slide Records in Miami, Florida during 1997; performance as a dancer and the choreographer for a music video by rhythm and blues artist Nicole, Miami, Florida (Sony Records); performance as a dancer and the choreographer for the 1995 world renowned fashion designer Karl Kani Fashion Show in Miami, Florida; performed as a dancer and the choreographer of the opening act for comedian Jamie Foxx in 1995; performed as a dancer and the choreographer for the 1994 Reebok Sportswear Fashion Show Miami, Florida; and performed as a dancer for the 1994 99.1 Jam Summer Jam Tour in Miami, Florida. Her work has been recognized through receipt of the following awards: NBA Miami Heat Dance Team, Miami, Florida; 1999 through 2001, New York City Dance Alliance, Fort Myers, Florida, Overall High Score, Critic's Choice and Outstanding Specialty; 1999 through 2002, West Coast Dance Explosion Finals, Orlando, Florida, 1st Place, Overall High Score; 1999 Urban Jam Dance, Orlando, Florida, Overall High Score, 1st Place; ShowBiz National Competition, Top 3, Miami, Florida, Choreographer; L.A. Danceforce, Orlando, Florida, 1st place, Choreography Award; 1998 through 1999, Tremaine National Competition-1st place, Superintendent's Dance Showcase, Miami, Florida, Dade Association of Dance Educators.

Sylvia Hofstetter, Pop Starz Director of Programs:

     From January 1984 until April 1999, Ms. Hofstetter was part owner, fitness director, personal trainer, fitness instructor and director of children's classes at the Body & Soul Fitness Club, located in Coral Gables, Florida. From August 1999 until September 2001, she served as the director and choreographer for the Miami Heat Jr. Jam, in Miami, Florida. Since April 1999, Ms. Hoffstetter has served as a fitness instructor and choreographer at Zone Fitness Center in Coral Gables, Florida, and since May 2000 as the director of Fitness and Director of Children's Programs and Events at Deering Bay Yacht & Country Club located in Coral Gables, Florida.

Jamisen Tiangco, Pop Starz Creative Director

     From 1998 until 2002, Ms. Tiangco was a National and International Industry Make-up Artist working for Mac Cosmetics. From 2000 to 2001, she was enrolled in New World School of the Arts and majored in Musical Theater. In January 2001, she was a spokesmodel for the National American Music Market tour. Since 2001, she has been employed as a choreographer and dancer for Galaxy Productions in Ft. Lauderdale, Florida and has worked with various artists such as 112, N/A, Prince, Mad Cobra, Innercircle, RPM, among other variety acts. Ms. Tiangco has extensive training in dance, acting and voice. She also has experience in TV/print/video, theater/stage, and music/dance.

(c)      Family Relationships

     There are no family relationships among the current officers and directors of the Company.

(d)      Involvement in Certain Legal Proceedings

     Based on information provided to the Company's legal counsel, during the five year period ending on July 31, 2002, no current director, person nominated to become a director, executive officer, promoter or control person of the Company has been a party to or the subject of:

     (1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

     (2) Any conviction in a criminal proceeding or pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) Any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or,

     (4) Been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

(e)      Parents and promoters of the Company

     As defined in Rule 405 of Commission Regulation C, a "parent" of a specified person is an affiliate controlling such person directly, or indirectly through one or more intermediaries. The same rule defines an affiliate as a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. Based on such definitions, Mrs. Tucker is the Company's promoter and parent. Mrs. Tucker and her affiliates should be deemed as the control persons of the Company.

ITEM 6.  EXECUTIVE COMPENSATION:

(a)      Executive Officers:

     During the twenty-four month period commencing on January 1, 2000 and ending on December 31, 2001, no executive officer received compensation from or on behalf of the Company during any twelve month period valued, in the aggregate, in excess of $100,000. During such period Mrs. Tucker served as the Company's chief executive officer.

(b)      Summary Compensation Table

                 Annual Compensation                Awards                             Payouts

                                                                  Securities
                                                Other             Underlying        Long             All
Name &                              Annual      Restricted        Options &         Term             Other
Principal                           Compen-     Stock             Stock Apprecia    Incentive        Compen
Position Year     Salary   Bonus    -sation     Awards            -tion Rights      Payouts          -sation
-------- ----     ------   -----    -------     ------            ------------      -------          -------
Mrs. Tucker (1)    2002    *        $75,000     *                 *                 *                *
Mr. Dornan (2)     2002    *        $9,100      $9,750 (2)        *                 *                *
-------

(1) Michelle Tucker has served as the president and chief executive office of the Company from the time it was reorganized as a holding company on February 12, 2001. Starting in January 2002, Pop Starz has agreed to provide Mrs. Tucker with aggregate annual compensation of $75,000, provided that it will be accrued until such time as all payments can be made solely from Pop Starz' operating profits.

(2) Effective July 1, 2002, the Company engaged Kevin W. Dornan, Esquire, as its securities counsel. As consideration for his services, the Company has agreed to compensate him according to the Company's pro rata share, which is currently 50% (based on the number of Yankees' clients for whom he is providing legal services) of (1) his current base salary of $ $700 per week in cash and (2) $400 per week in Common Stock. The equity portion is paid at the end of each month, and is paid by an equivalent amount of the Company's Common Stock calculated by using its average closing transaction price for the month then-ended. The amounts indicated include the compensation already paid plus that which is due during the remaining months of calendar year 2002. Mr. Dornan serves as securities counsel to the Company with the consent of Yankees, subject to the provision that in the event of a conflict of interest, Mr. Dornan's duty of loyalty to Yankees will take priority.

*        None.

(c)      Options and Stock Appreciation Rights Grants Table

         Quantity of           Percentage of Total
         Securities            Options or Stock
         Underlying            Appreciation            Exercise
         Options & Stock       Rights Granted          or Base
         Appreciation          to Employees            Price Per      Expiration
Name     Rights Granted        In Fiscal Year          Share          Date
----     --------------        --------------          -----          ----

None

(d) Aggregated Option & Stock Appreciation Right Exercises and Fiscal Year-End Options & Stock Appreciation Right Value Table

                                         Number of
                                         Securities
                                         Underlying
                                         Options &         Value of
                                         Stock             Unexercised
                                         Appreciation      In-the-Money
         Shares                          Rights at         Options & Stock
         Acquired         Value          Fiscal            Appreciation Rights
Name     On Exercise      Realized       Year End          at Fiscal Year End
----     -----------      --------       --------          ------------------

None


(e)      Long Term Incentive Plan Awards Table

                                                  Estimated Future Payouts Under
          Number           Performance              Non-stock Priced Based Plans
          Of Shares        or Other Period
          Units or         Until Maturation     Threshold       Target   Maximum
Name      Other Rights     Or Payout            Shares          Shares   Shares
----      ------------     ---------            ------          ------   ------

None


(f)      Compensation of Directors

     Effective April 2002, the members of the Company's board of directors each receive: 1,250 shares of the Company's Common Stock per month served; plus 625 additional shares per month for service on the audit and executive committee, 313 shares per month for each additional committee of the board of directors on which they serve, and 250 additional shares for each committee of the board of directors on which they serve as chair; in addition, board members receive 125 shares for every board or committee meeting they attend in person and 63 shares for every board or committee meeting they attend by means other than in person; all shares par value $0.01. As of July 31, 2002, 24,500 shares have been issued to members of the Company's board of directors for their services.

Summaries of Current Explorations Employment Contracts:

Kevin W. Dornan,  Securities Counsel

     Effective July 1, 2002, the Company engaged Kevin W. Dornan, Esquire, as its securities counsel. As consideration for his services, the Company has agreed to compensate him according to the Company's pro rata share, currently 50% (based on the number of Yankees' clients for whom he is providing legal services), of (1) his current base salary of $ 700 per week in cash and (2) $ 400 per week in Common Stock. The equity portion is paid at the end of each month, and is paid by an equivalent amount of the Company's Common Stock calculated by using the average closing transaction price for the month then-ended. A copy of Mr. Dornan's engagement agreement is filed as an exhibit to this Registration Statement. See "Part III, Items 1 and 2, Index to Exhibits and Description of Exhibits".

Summaries of Current Pop Starz Employment Contracts:

Michelle Tucker, President & Chief Executive Officer

     Effective January 25, 2002, Pop Starz entered into an employment agreement with Mrs. Tucker pursuant to which she is engaged as Pop Starz' president. The agreement is for a term of five years, with renewal thereafter from year to year unless either Pop Starz or Mrs. Tucker gives at least 60 days' notice prior to the end of the then-current term of an intention not to renew, and contains confidentiality and non-competition clauses. As consideration for Mrs. Tucker's services, Pop Starz has agreed to compensate her $75,000 per year, and all payments will be accrued until funds are available. A copy of Ms. Tucker's employment agreement is filed as an exhibit to this Registration Statement. See "Part III, Items 1 and 2, Index to Exhibits and Description of Exhibits".

Tawanna Hall-Charlton, Artistic Director

     Effective March 13, 2002, Pop Starz entered into an employment agreement with Ms. Hall-Charlton pursuant to which she is engaged as Pop Straz' artistic director. The agreement is "at will" and the parties agree that this agreement may be terminated by either party upon two weeks written notice. As consideration for Ms. Hall-Charlton's services, Pop Starz has agreed to compensate her $1,000 per week, payable in accordance with Pop Starz' usual schedule; 25% of a monthly individual health insurance premium through Pop Starz health plan; beginning with the 2nd quarter of 2002, 10% of the net pre-tax profits of Pop Starz during each quarter worked, as determined by Pop Starz' quarterly financial statements, payable within 10 business days after the quarterly financial statement is finalized by Pop Starz; and after the completion of two years of continued employment with Pop Starz (calculated as two years from the date of the Employee's first paycheck received from Pop Starz), 10% of Pop Starz' outstanding shares of Common Stock as of that date. A copy of Ms. Hall-Charlton's employment agreement is filed as an exhibit to this Registration Statement. See "Part III, Items 1 and 2, Index to Exhibits and Description of Exhibits".

Sylvia Hofstetter, Director of Programs

     Effective May 8, 2002, Pop Starz entered into an employment agreement with Mrs. Hofstetter pursuant to which she is engaged as Pop Straz' director of programs. The agreement is "at will" and the parties agree that this agreement may be terminated by either party upon two weeks written notice. As consideration for Ms. Hofstetter's services, Pop Starz has agreed to compensate her $1.00 per student taught per week in all programs, and beginning with the 2nd Quarter of 2002, 10% of the net pre-tax profits of Pop Starz during each Quarter worked, as determined by Pop Starz" quarterly financial statements, payable within 10 business days after the quarterly financial statement is finalized by Pop Starz; and after the completion of two (2) years with Pop Starz (calculated as two years from the date of Employee's first paycheck from Pop Starz), Employee shall be entitled to 10% of Pop Starz' outstanding shares of Common Stock as of that date. A copy of Ms. Hofstetter's employment agreement is filed as an exhibit to this Registration Statement. See "Part III, Items 1 and 2, Index to Exhibits and Description of Exhibits".

Jamisen Tiangco, Creative Director

     Effective April 29, 2002, Pop Starz entered into an employment agreement with Mrs. Tiangco pursuant to which she is engaged as Pop Straz' creative director. The agreement is "at will" and the parties agree that this agreement may be terminated by either party upon two weeks written notice. As consideration for Ms. Tiangco's services, Pop Starz has agreed to compensate her $50.00 per hour of class taught, 25% of a monthly individual health insurance premium through Pop Starz health plan and beginning with the 2nd Quarter of 2002, 10% of the net pre-tax profits of Pop Starz during each Quarter worked, as determined by Pop Starz" quarterly financial statements, payable within 10 business days after the quarterly financial statement is finalized by Pop Starz; and after the completion of two (2) years with Pop Starz (calculated as two years from the date of Employee's first paycheck from Pop Starz), Employee shall be entitled to 10% of Pop Starz' outstanding shares of Common Stock as of that date. A copy of Ms. Tiangco's employment agreement is filed as an exhibit to this Registration Statement. See "Part III, Items 1 and 2, Index to Exhibits and Description of Exhibits".

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS:

     Transactions with Directors, Nominees for Election as a Director, Executive Officers, Ten Percent+ Stockholders or Their Immediate Families

     During the period starting on February 12, 2001 and ending on July 31, 2002, the Company was a party to the following transactions in which:

         *        a director or executive officer of the Company,

         *        a nominee for election as a director,

         * a beneficial owner of ten percent or more of the Company's Common Stock, or

         *        any member of the immediate family of any of the foregoing had or will have a direct or indirect interest, and did not involve: rates or charges determined by competitive bids; services at rates or charges fixed by law or governmental authority; services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture; or, similar services:

                        Relationship       Nature of                      Amount
                        to the             Interest in the               of Such
Name                    Company            Transaction                  Interest
----                    -------            -----------                  --------
Yankees or             Ten percent+        Revolving loan agreement         (1)
its designees          stockholders
--------

(1) In consideration for $50,000 in future loans made by Yankees to the Company under a revolving loan agreement, Yankees or its designees will hold convertible bonds that permit them to ultimately acquire shares of the Company's outstanding or reserved Common Stock (all reserved Common Stock being treated as outstanding for purposes of such calculation) equal to 20% of the Company's outstanding or reserved Common Stock, immediately following complete conversion of $50,000 in principal of the bonds, regardless of the quantity of Common Stock involved. The bonds may be subdivided by the holders into $1,000 principal amount bonds, with the underlying securities into which they are converted being either Common Stock, or shares of the Company's Class A Non-Voting, Convertible Preferred Stock which are in turn convertible into the requisite amount of the Company's Common Stock. If the bondholders converted in full as of July 31, 2002, the number of common shares issuable would have been approximately 662,500. Yankees has agreed to loan the Company up to $100,000 on a revolving basis [including the $50,000 in convertible bonds], and the Company has agreed to pledge all of its assets as collateral for such loans. Loans under the revolving loan agreement call for payment of interest at the rate of 2% over the prime rate charged from time to time by Citibank, N.A. A copy of the loan agreement is filed as an exhibit to this Registration Statement. See "Part III, Items 1 and 2, Index to Exhibits and Description of Exhibits". The rights to the bonds have been assigned by Yankees to the TFST (2) and CFST (3).

(2) The TFST (Tucker Family Spendthrift Trust) has as its beneficiaries Michelle Tucker, her husband Leonard M. Tucker, and Shayna and Montana, their minor daughters. Michelle and Leonard M. Tucker are the co- trustees who jointly hold voting and investment power for the shares owned by the Trust.

(3)  The CFST (Calvo Family Spendthrift Trust) has as its beneficiaries  William
     A. Calvo, III and his wife, Cyndi Noyes Calvo, together with their three minor sons William, Alex and Edward. Mrs. Calvo is the sole trustee who holds voting and investment power for the shares owned by the Trust.

Parents of the Company

     As defined in Rule 405 of Commission Regulation C, a "parent" of a specified person is an affiliate controlling such person directly, or indirectly through one or more intermediaries. The same rule defines an affiliate as a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. Based on such definitions, Mrs. Tucker is the Company's promoter and parent. Mrs. Tucker and her affiliates should be deemed as the control persons of the Company.

ITEM 8.  DESCRIPTION OF SECURITIES:

     Upon the effectiveness of a recently-filed certificate of amendment, the Company's articles of incorporation, as amended, authorize it to issue 10,000,000 shares (increased from 5,00,000 shares) of Common Stock, par value $0.01, and 1,500,000 shares of Preferred Stock, par value $0.01, the attributes of which are to be determined prior to issuance by the board of directors. As of July 31, 2002, 1,969,581 shares of the Company's Common Stock were outstanding and 1,605,280 shares of Common Stock were reserved for issuance (pursuant to existing commitments including convertible bond, directors agreements, stock option plan, and conversion of Preferred Stock to Common Stock). In addition, 23,589 shares of the Company's Class A Non-Voting, Convertible Preferred Stock were outstanding. This description of the Company's capital stock is qualified by and subject to the laws of the State of Delaware and the Company's certificate of incorporation and bylaws, copies of which are included as exhibits hereto and to which reference is made for the provisions thereof which are summarized below.

Common Stock

     The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders and have no cumulative voting rights. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock offered hereby will also be fully paid and non-assessable.

Preferred Stock

General

     The Preferred Stock may be issued in classes and series, and shares of each class and series will have such rights as the board of directors establishes in the resolutions authorizing the issuance of the particular classes or series. In designating any series of preferred stock, the board of directors may, without further action by the holders of Common Stock:

*    fix the number of shares constituting that series, and

* fix the dividend rights, dividend rates, conversion rights, voting rights (which may be greater or lesser than the voting rights of the Common Stock), and

* fix the rights and terms of redemption (including any sinking fund provisions), and the liquidation preferences.

     The holders of any preferred stock, when and if issued, are expected to have priority claims to dividends and to any distribution upon liquidation of the Company, and they may have other preferences over the holders of the Common Stock.

     The board of directors may issue series of preferred stock without action by the shareholders of the Company. Accordingly, the issuance of preferred stock may adversely affect the rights of the holders of the Common Stock. In addition, the issuance of preferred stock may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preferred stock may dilute the voting power of holders of Common Stock One example of this dilution would be the issuance of preferred stock with super-voting rights. The issuance of preferred stock may render more difficult the removal of current management, even if such removal may be in the shareholders' best interest.

Class A Non-Voting, Convertible Preferred Stock

     The Company currently has one class of preferred stock that has been designated by its board of directors, Class A Non-Voting, Convertible Preferred Stock, 500,000 shares, par value $0.01 (the "Preferred Stock"). It was designed exclusively for issuance to persons who are not, and while holding such shares may not become, "control persons" of the Company. The holders of shares of the Preferred Stock are entitled to receive, out of the assets of the Company legally available therefor, and as and when declared by the board of directors, dividends of every kind declared and paid to holders of the Company's Common Stock, at a rate per share twenty times that paid per share of Common Stock. The holders of shares of the Preferred Stock have the right, at their option, to convert such shares into shares of Common Stock of the Company, subject to the following terms and conditions: The shares of Preferred Stock may be converted into fully paid and non-assessable shares (calculated as to each conversion to the nearest 1/100th of a share) of Common Stock only to the extent that the aggregate of all shares of Common Stock held by the holder and any other person living with the holder under circumstances requiring aggregation of such shares for purposes of Rule 144 promulgated by the Commission ("Rule 144") or for purposes of determining the existence of "Control" as defined in Rule 405 promulgated by the Commission, will, after such conversion, be less than 5% of the outstanding Common Stock. The number of shares of Common Stock issuable upon conversion of each share of the Preferred Stock are equal to twenty shares of Common Stock. All outstanding shares of Preferred Stock are fully paid and non-assessable, and the shares of Preferred Stock offered hereby will also be fully paid and non-assessable.

Convertible Bonds

     On May 6, 2002, the Yankee Companies, LLC, a Florida limited liability company, entered into a revolving loan agreement with the Company pursuant to which, in exchange for surrendering rights to an option entitling it to receive 20% of the Company's Common Stock, the Company granted Yankees or its designees the right to subscribe for $50,000 in bonds ultimately convertible into 20% of the shares of the Company's Common Stock outstanding or reserved for issuance pursuant to legally enforceable obligations (e.g., options, warrants, employee compensation arrangements, etc.) other than for the bond, measured as outstanding or reserved immediately after the conversion. If the bondholders had converted in full as of July 31, 2002, the number of common shares issuable would have been approximately 662,500. That would be the same as taking all of the Company's outstanding and reserved Common Stock immediately prior to conversion and dividing it by four, the result being the quantity of Common Stock issuable on conversion. The bondholders may exercise such subscription rights until termination of the revolving loan agreement. The initial term of the revolving loan agreement expires on April 8, 2004, and is renewable thereafter on a continuing one year basis. The bond may be subdivided by the holders into $1,000 principal amount bonds, with the underlying securities into which they are converted being either Common Stock, or shares of the Company's Class A Non-Voting, Convertible Preferred Stock which are in turn convertible into the requisite amount of the Company's Common Stock. Rights to the bonds have been assigned by Yankees to the TFST and CFST.

     The convertible bonds are secured by all of the Company's assets and are not redeemable.


PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.


(a)      Market information.

1.       Trading Information

     The Company's Common Stock has never been qualified for trading and consequently, no information concerning its trading history exists. At such time as the Company's registration statement on Commission Form 10- SB is declared effective, the Company anticipates that its Common Stock will be traded on the over the counter electronic bulletin board system operated by the National Association of Securities Dealers Inc. (the "OTC Bulletin Board" and the "NASD," respectively).

2. Amounts of common equity subject to outstanding options or warrants to purchase, or securities convertible into, common equity of the Company

     As of July 31, 2002, the Company had 1,384,288 shares of its Common Stock reserved for issuance in conjunction with current obligations to issue additional shares in the event that currently outstanding convertible bonds or shares of the Company's Class A Non-Voting, Convertible Preferred Stock, are converted into Common Stock. The following table provides summary data concerning such options and warrants:

Designation      Nature of          Exercise or               Number of Shares
or Holder        The Security       Conversion Price          Currently Reserved
---------        ------------        ----------------         ------------------
TFST and CFST    Convertible Bond      $50,000 total              (1)
Stock Plan (2)   Options (2)               (2)                250,000 shares (2)
(3)              Preferred Stock           (3)                  471,780


(1) The number of shares cannot be determined with certainty, rather, the the bondholders have the right to convert an aggregate of $50,000 in principal of the Company's convertible bonds held by them for shares of the Company's Common Stock equal to 20% of the Company's outstanding and reserved shares of Common Stock, measured immediately after conversion is completed. For purposes of the Table, it is assumed that only the shares currently outstanding or reserved would be outstanding or reserved at the time of conversion (an improbable scenario). Consequently, the total shares currently outstanding + the shares currently reserved other than for the Company's convertible bonds, the sum of the two numbers would be divided by 4 and rounded up or down based on proximity to the next whole number, which would equal the shares issuable to the bondholders (20% of the total that would be outstanding following conversion). If the bondholders converted in full as of July 31, 2002, the number of common shares issuable would be approximately 662,500.

(2) Represents the shares issuable pursuant to the Company's stock plan approved by the Company's board of directors on April 8, 2002, and ratified by the holders of a majority of the Company's outstanding Common Stock at the annual meeting of the Company's stockholders held on April 8, 2002.

(3) The Calvo Family Spendthrift Trust currently holds 101,849 shares of the Company's Common Stock and 23,589 shares of the Company's Class A Non-Voting, Convertible Preferred Stock, which are convertible, without payments of any kind, into 251,313 shares of the Company's Common Stock. However, conversion for the rights are limited by the requirement that the Calvo Family Spendthrift Trust, together with its trustee and beneficiaries may not, in the aggregate, at any time, hold more than one share less than 5% of the Company's outstanding Common Stock. The Calvo Family Spendthrift Trust has as its beneficiaries Cyndi Calvo, her husband William A. Calvo, III, and William A., IV, Alexander Nicholas and Edward Patrick, their minor sons. Cyndi Calvo is the sole trustee who holds voting and investment power for the shares owned by the Trust.

3. (A) Amounts of common equity that could be sold pursuant to Rule 144 under the Securities Act

     As of July 31, 2002, 1,969,581 shares of the Company's Common Stock were outstanding, of which:

         *     0 are recognized as free trading by the Company;

         * 1,969,581 have been issued over the years pursuant to exemptions from registration and are thus restricted securities, some of which are eligible for resale under Rule 144.

     Of the 1,969,581 shares that the Company has instructed its transfer agent to treat as restricted:

          * 1,500,000 were issued prior to July 31, 2001, and consequently, may currently be sold under Rule 144, subject to Rule 144's volume limitations, notice, public information and manner of sale conditions. The volume limitations restrict quantities sold over 90 day periods to the greater of 1% of the total outstanding Common Stock, or the average weekly trading volume during the four week period preceding the sale;

         * 270,875 were issued to persons that do not appear to be affiliates of the Company prior to July 31,2000, and consequently may be sold by holders that have not been affiliates of the Company for a period of at least 90 days, under the more liberal provisions of Commission Rule 144(k) ("Rule 144[k]"), which dispense with the volume, public information and manner of sale conditions.

     Pursuant to the provisions of Rule 144(e), permissible sales of securities thereunder are determined as follows:

Sales by affiliates:

If restricted or other securities are sold for the account of an affiliate of the Company (officers, directors, other control persons or their affiliates, and persons who have been affiliates within the preceding 90 days), the amount of securities sold, together with all sales of restricted and other securities of the same class for the account of such person within the preceding three months, shall not exceed the greater of:

     * one percent of the shares or other units of the class outstanding as shown by the most recent report or statement published by the Company, or

     * the average weekly reported volume of trading in such securities on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the filing of notice required by Rule 144 (h), or if no such notice is required the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker, or

    * the average weekly volume of trading in such securities reported through the consolidated transaction reporting system contemplated by Rule 11Aa3-1 under the Securities Exchange Act of 1934 during the four-week period specified above.

Sales by
non-affiliates:     The amount of restricted  securities sold for the account of any person other than an affiliate of the Company, together with all other sales of restricted securities of the same class for the account of such person within the preceding three months, shall not exceed the amount specified in the paragraphs above for affiliates, unless the conditions in Rule 144 (k) are satisfied (two, rather than one, year holding period).

Determination of
Amount: For the purpose of determining the amount of securities specified above (the "Permitted Volume"), the following provisions apply:

          * Where both convertible securities and securities of the class into which they are convertible are sold, the amount of convertible securities sold is deemed to be the amount of securities of the class into which they are convertible for the purpose of determining the aggregate amount of securities of both classes sold;

           * The amount of securities sold for the account of a pledgee thereof, or for the account of a purchaser of the pledged securities, during any period of three months within one year after a default in the obligation secured by the pledge, and the amount of securities sold during the same three-month period for the account of the pledgor may not exceed, in the aggregate, the Permitted Volume.

           * The amount of securities sold for the account of a donee thereof during any period of three months within one year after the donation, and the amount of securities sold during the same three-month period for the account of the donor, shall not exceed, in the aggregate, the Permitted Volume.

           * Where securities were acquired by a trust from the settlor of the trust, the amount of such securities sold for the account of the trust during any period of three months within one year after the acquisition of the securities by the trust, and the amount of securities sold during the same three-month period for the account of the settlor, shall not exceed, in the aggregate, the Permitted Volume.

           * The amount of securities sold for the account of the estate of a deceased person, or for the account of a beneficiary of such estate, during any period of three months and the amount of securities sold during the same period for the account of the deceased person prior to his death shall not exceed, in the aggregate, the Permitted Volume; provided, that no limitation on amount shall apply if the estate or beneficiary thereof is not an affiliate of the Company;

           * When two or more affiliates or other persons agree to act in concert for the purpose of selling securities of a Company, all securities of the same class sold for the account of all such persons during any period of three months shall be aggregated for the purpose of determining the limitation on the amount of securities sold;

Securities excluded: The following sales of securities need not be included in determining the amount of securities sold in reliance upon this section:

           *        Securities  sold  pursuant  to  an  effective   registration
                    statement under the Securities Act;

           *        Securities  sold  pursuant  to  an  exemption   provided  by
                    Regulation A under the Securities Act; and

           * Securities sold in a transaction exempt pursuant to Section 4 of the Securities Act and not involving any public offering.

     Because a major theoretical component of securities pricing involves supply and demand, sales in reliance on Rule 144 will increase the supply and, unless there is a corresponding increase in demand, can be expected to result in lower prices.

     B. Amount of common equity that the Company has agreed to register under the Securities Act for sale by security holders

         As of July 31, 2002, the Company had not agreed to register any shares of Common Stock.

4. Amounts of common equity that the Company is considering publicly offering or privately placing during the year ending December 31, 2002, other than shares to be issued pursuant to an employee benefit plan or dividend reinvestment plan, the offering of which could have a material effect on the market price of the Company's common equity.

     As of July 31, 2002, the Company is not considering any such public or nonpublic offerings.

5.   Penny Stock Rules

     Exchange Act Section 15(g) requires brokers and dealers to make risk disclosures to customers before effecting any transactions in "penny stocks". It also directs the Commission to adopt rules setting forth additional standards for disclosure of information concerning transactions in penny stocks.

     Penny stocks are low-priced, over-the-counter securities that are prone to manipulation because of their price and a lack of reliable market information regarding them. Under Section 3(a)(51)(A) of the Exchange Act, any equity security is considered to be a "penny stock," unless that security is:

     (i) registered and traded on a national securities exchange meeting specified Commission criteria:

     (ii)      authorized   for  quotation  on  the  National   Association   of
               Securities  Dealers,   Inc.'s  ("NASD")  automated   inter-dealer
               quotation system ("NASDAQ"):

     (iii)     issued by a registered investment company:

     (iv) excluded, on the basis of price or the issuer's net tangible assets, from the definition of the term by Commission rule: or

     (v)       excluded from the definition by the Commission.

     Pursuant to Section 3(a)(51)(B), securities that normally would not be considered penny stocks because they are registered on an exchange or authorized for quotation on NASDAQ may be designated as penny stocks by the Commission if the securities are traded off the exchange or if transactions in the securities are effected by market makers that are not entering quotations in NASDAQ.

     Rule 3a51-1 was adopted by the Commission for the purpose of implementing the provisions of Section 3(a)(51). Like Section 3(a)(51), it defines penny stocks by what they are not. Thus, the rule excludes from the definition of penny stock any equity security that is:

         (A)   a "reported" security:

         (B)   issued by an investment company registered under the 1940 Act:

         (C)   a put or call option issued by the Options Clearing Corporation:

         (D)   priced at five dollars or more:

         (E)   subject to last sale reporting:  or

         (F)   whose issuer has assets above a specified amount.

     Rule 3a51-1(a) excludes from the definition of penny stock any equity security that is a "reported security" as defined in Rule 11Aa3-1(a). A reported security is any exchange-listed or NASDAQ security for which transaction reports are required to be made on a real-time basis pursuant to an effective transaction reporting plan. Securities listed on the New York Stock Exchange (the "NYSE"), certain regional exchange-listed securities that meet NYSE or American Stock Exchange (the "Amex") criteria, and NASDAQ National Market System ("NMS") securities are not considered penny stocks. (Release No. 30608, Part III.A.1). Generally, securities listed on the AMEXpursuant to the Amex's original and junior tier or its "Emerging Company Marketplace" listing criteria, are not considered penny stocks. Securities listed on the Amex pursuant to its Emerging Companies Market ("ECM") criteria, however, are considered to be "penny stock" solely for purposes of Exchange Act Section 15(b)(6).

     Rule 3a51-1(d) excludes securities that are priced at five dollars or more. Price, in most cases, will be the price at which a security is purchased or sold in a particular transaction, excluding any broker commission, commission equivalent, mark-up, or mark-down. In the absence of a particular transaction, the five dollar price may be based on the inside bid quotation for the security as displayed on a Qualifying Electronic Quotation System [i.e., an automated inter-dealer quotation system as set forth in Exchange Act Section 17B(b)(2)]. "Inside bid quotation" is the highest bid quotation for the security displayed by a market maker in the security on such a system. If there is no inside bid quotation, the average of at least three inter-dealer bid quotations displayed by three or more market makers in the security must meet the five dollar requirement. Broker-dealers may not rely on quotations if they know that the quotations have been entered for the purpose of circumventing the rule. An inter-dealer quotation system is defined in Rule 15c2-7(c)(1) as any system of general circulation to brokers and dealers that regularly disseminates quotations of identified brokers or dealers.

     In the case of a unit comprised of one or more securities, the price divided by the number of shares of the unit that are not warrants, options, or rights must be five dollars or more. Furthermore, the exercise price of any warrant, option, or right, or of the conversion price of any convertible security, included in the unit must meet the five dollar requirement. For example: a unit composed of five shares of common stock and five warrants would satisfy the requirements of the rule only if the unit price was twenty-five dollars or more, and the warrant exercise price was five dollars or more. Once the components of the unit begin trading separately on the secondary market, they must each be separately priced at five dollars or more.

     Securities that are registered, or approved for registration upon notice of issuance, on a national securities exchange are also excluded from the definition of penny stock [Rule 3a51-1(e)]. The exchange must make transaction reports available pursuant to Rule 11Aa3-1 for the exclusion to work. The exclusion is further conditioned on the current price and volume information with respect to transactions in that security being reported on a current and continuing basis and made available to vendors of market information. In addition, the exclusion is limited to exchange-listed securities that actually are purchased or sold through the facilities of the exchange, or as part of a distribution. Exchange-listed securities satisfying Rule 3a51-1(e), but which are not otherwise excluded under Rule 3a51-1(a)-(d), continue to be deemed penny stocks for purposes of Exchange Act Section 15(b)(6).

     Securities that are registered, or approved for registration upon notice of issuance, on NASDAQ are excluded from the definition of penny stock [Rule 3a51-1(f)]. Similar to the exchange-registered exclusion of Rule 3a51-1(e), the NASDAQ exclusion is conditioned on the current price and volume information with respect to transactions in that security being reported on a current and continuing basis and made available to vendors of market information pursuant to the rules of NASD. NASDAQ securities satisfying Rule 3a51-1(e), but which are not otherwise excluded under Rule 3a51-1(a)-(d), continue to be deemed penny stocks for purposes of Exchange Act Section 15(b)(6).

     An exclusion is available for the securities of Companies that meet certain financial standards. This exclusion pertains to:

         (i) Companies that have been in continuous operation for at least three years having net tangible assets in excess of $2 million [Rule 3a51-1(g)(1)]:

          (ii) Companies that have been in continuous operation for less than three years having net tangible assets in excess of $5 million [Rule 3a51-1(g)(1)]:

         (iii) Companies that have an average revenue of at least $6 million for the last three years [Rule 3a51- 1(g)(2)].

     To satisfy this requirement, an issuer must have had total revenues of $18 million by the end of a three-year period. For domestic Companies, net tangible assets or revenues must be demonstrated by financial statements that are dated no less than fifteen months prior to the date of the related transaction. The statements must have been audited and reported on by an independent accountant in accordance with Regulation S-X. For foreign private Companies, net tangible assets or revenues must be demonstrated by financial statements that are dated no less than fifteen months prior to the date of the related transaction. The statements must be filed with the Commission pursuant to Rule 12g3-2(b). If the issuer has not been required to furnish financial statements during the previous fifteen months, the statements may be prepared and audited in compliance with generally accepted accounting principles of the country of incorporation.

     Whether the issuer is domestic or foreign, in all cases a broker or dealer must review the financial statements and have a reasonable basis for believing that they were accurate as of the date they were made (Rule 3a51-1[g][3]). In most cases a broker-dealer need not inquire about or independently verify information contained in the statements. Brokers and dealers must keep copies of the domestic or foreign issuer's financial statements for at least three years following the date of the related transaction.

     The Company's securities are, as of the date of this Registration statement, subject to the foregoing regulations as "Penny Stocks".

(b)      Holders.

     The number of record holders of the Company's Common Stock, par value $0.01 (its sole class of common equity) as of the close of business on July 31, 2002, was approximately 75.

(c)      Dividends.

     The Company has not declared any dividends on its Common Stock and does not expect to do so at any time in the foreseeable future. There are currently no restrictions on the Company's ability to declare dividends in the future, other than restrictions applicable to all Delaware corporations involving the source of funds for payment of dividends and their effects on the Company's solvency. In the future, the Company expects that a portion of its expansion and development capital may be in the form of loans from financial institutions, in which case it is likely that such institutions would require restrictions on the payment of dividends based on traditional financial ratios designed to predict the Company's ability to repay such loans. However, no specific predictions as to any such restrictions can be made at this time.

ITEM 2.  LEGAL PROCEEDINGS.

     On or about May 24, 2002, Pop Starz and Mrs. Tucker (individually), filed a complaint in the Circuit Court for Palm Beach County, Florida, against Suzanne Stone (individually) and Hip Hop Kidz, Inc. The complaint alleges two counts - slander and tortious interference with a business relationship - based on statements made by defendant Stone individually and in her capacity as president of Hip Hop Kidz, Inc., which operates a business similar to Pop Starz. The complaint seeks compensatory and punitive damages against the defendants jointly and severally in an amount to be established at trial, and contains a jury demand. The defendants have filed an answer denying the material allegations of the complaint and asserting various affirmative defenses, and have filed a motion to strike the claim for punitive damages as premature.

     On or about May 28, 2002, Pop Starz and Mrs. Tucker (individually), filed a complaint in the Circuit Court for Palm Beach County, Florida, against Craig Clayton. The complaint alleges a cause of action for slander based on statements made by defendant Clayton. The complaint seeks compensatory and punitive damages against the defendant in an amount to be established at trial, and contains a jury demand. A default has been entered against the defendant for failure to respond to the complaint in a timely manner.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS: FURNISH THE INFORMATION REQUIRED BY ITEM 304 OF REGULATION S-B.

     Neither the Company nor Pop Starz has had any disagreements with any accountants concerning required financial disclosure during the past two years.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     During the last three years, the Company sold the securities listed in the tables below without registration under the Securities Act in reliance on the exemption from registration requirements cited. Footnotes for all tables follow the last table.

Common Stock:

                  Amount of                                   Total                              Registration
                  Securities                                  Offering          Total            Exemption
Date              Sold              Subscriber                Consideration     Discounts        Relied on
----              -----             ----------                -------------     ---------        ---------
2001:
February 11       502,625  (4)      Yankee Companies, Inc.     $50,262.50       None             (1)
February 11       12,500   (4)      Lindsey, Vanessa H.        $1250            None             (1)
February 11       12,500   (4)      Coast to Coast Realty, Inc $1250            None             (1)
February 11       5,000    (4)      Molinari, Nancy            $ 500            None             (3)
February 11       5,000    (4)      Stroberg, Sally            $ 500            None             (3)
February 11       5,000    (4)      Hirt, Warren               $ 500            None             (3)

2002:
June 10           36,000            Tammi Shnider             $3600             None             (2)
June 10           36,000            Todd Adelstein            $3600             None             (2)
June 10           100,000           PalmAir, Inc.             $10,000           None             (2)
June 10           30,000   (5)      Market Watch Corp.        $3000             None             (2)
June 10           25,000   (6)      AUW, Inc.                 $2500             None             (2)
June 10           4,227    (7)      Carrington Capital Corp.  $ 423             None             (2)
June 10           10,000   (8)      Vanessa H. Lindsey        $1000             None             (2)
June 10           3,000    (8)      Sally Stroberg            $ 300             None             (2)
June 10           3,000    (8)      Nancy Molinari            $ 300             None             (2)
June 10           2,000    (8)      Pearl Audit               $ 200             None             (2)
June 10           2,000    (8)      Warren Hirt               $ 200             None             (2)
June 10           5,000    (8)      Kevin W. Dornan           $ 500             None             (2)
June 10           322,318  (9)      Tucker Family Sp. Trust   $32,232           None             (2)
July 22           10,000   (10)     Kevin W. Dornan           $5000             None             (1)
July 26           6,375    (11)     Michelle Tucker           $3188             None             (1)
July 26           6,375    (11)     Steven Adelstein          $3188             None             (1)
July 26           5,625    (11)     Vanessa H. Lindsey        $2813             None             (1)
July 31           2,500    (12)     Sylvia Hofstetter         $1250             None             (2)
July 31           2,000    (13)     Adam Wasserman            $1000             None             (1)
July 31           1,500    (14)     Kevin W. Dornan           $ 750             None             (1)
July 31           2,125    (15)     Michelle Tucker           $1,063            None             (1)
July 31           2,125    (15)     Steven Adelstein          $1,063            None             (1)
July 31           2,125    (15)     Vanessa H. Lindsey        $1,063            None             (1)

Common and Preferred Stock:

June 10           101,849  (16)     Calvo Family Sp. Trust    $32,232           None             (2)

Convertible Securities:

                  Amount of                                   Total             Terms of         Registration
                  Securities                                  Offering          Conversion       Exemption
Date              Sold              Subscriber                Consideration     or Exercise      Relied on
----              -----             ----------                -------------     -----------      ---------
April 9, 2002     (17)              Yankees                   $50,000           (11)              (1)
May 29, 2002      12,566            (18)                      (12)              (12)             Section 3(a)(9)
June 10, 2002     11,023            Calvo Family              (10)              (10)             Section 3(a)(9)
--------

(1) Section 4(6) of the Securities Act. The facts relied upon to make this exemption available were that the three subscribers were accredited investors; were acquiring the subject securities for their own account with no intention of further distributing them or acting on behalf of any other person, for investment purposes only; the aggregate offering price did not exceed the amount allowed under Section 3(b) of the Securities Act; there was no advertising or public solicitation in connection with the private offering by the Company or anyone acting on the Company's behalf; the shares issued bear a legend restricting transaction therein; the private offering was a bona fide business transaction and not a scheme, artifice or device to avoid otherwise applicable securities registration obligations; and the requisite Commission Form D was filed.

(2) Section 4(2) of the Securities Act. The facts relied upon to make this exemption available were that the investors were few in number; were acquiring the subject securities for their own account with no intention of further distributing them or acting on behalf of any other person, for investment purposes only; they were sophisticated in investment matters and privy to (or had access to) the basic information relevant to the decision to acquire the offered securities; there was no advertising or public solicitation in connection with the private offering by the Company or anyone acting on the Company's behalf; the shares issued bear a legend restricting transactions therein; and that the private offering was a bona fide business transaction and not a scheme, artifice or device to avoid otherwise applicable securities registration obligations.

(3) Section "4(1.5)" of the Securities Act. In each case, the subscriber was required to represent that the shares were purchased for investment purposes, the certificates were legended to prevent transfer except in compliance with applicable laws and the transfer agent was instructed not to permit transfers unless directed to do so by the Company, after approval by its legal counsel. Each subscriber was provided with access to the Company's officers, directors, books and records, in order to obtain required information.

(4) On February 11, 2001, at the Company's request, Yankees converted $54,262.50 into 542,625 shares of the Company's Common Stock at a conversion rate of $0.10 per share. Yankees distributed a portion of the 542,625 shares to associates and employees of Yankees. On May 29, 2002, the shares held by Yankees were distributed to Yankees stockholders.

(5) Market Watch Corporation performed services for the Company and in lieu of cash payment received 30,000 shares of the Company's common stock.

(6) AUW, Inc. performed video production services for the Company's subsidiary and in lieu of cash payment received 25,000 shares of the Company's common stock.

(7) At the Company's request, Carrington converted $422.66 it was owed by the Company into 4,227 shares of the Company's Common Stock at a conversion rate of $0.10 per share.

(8) Under the Company's private placement, 25,000 shares were subscribed for by Yankees as trustee for 6 of its employees, and the shares were then distributed to the designated employees as an employee bonus.

(9) Under the Company's private placement, the Tucker Family Spendthrift Trust converted $2,550.39 it was owed by the Company into 25,504 shares of the Company's Common Stock; the Trust subscribed for 179,844 shares of the Company's Common Stock at a rate of $0.10 per share; and Yankees assigned half of the promissory notes which it held to its stockholder, the Tucker Family Spendthrift Trust, which then received 116,970 shares of the Company's Common Stock at a conversion rate of $0.10.

(10) June compensation for legal services rendered.

(11) Director compensation for April, May and June.

(12) Employee bonus for services rendered as our Company's director of programs.

(13) July compensation for services rendered as our Company's chief financial officer and controller.

(14) July compensation for legal services rendered.

(15) Director compensation for July.

(16) Under the Company's private placement, the Calvo Family Spendthrift Trust converted $2,550.39 it was owed by the Company into 25,504 shares of the Company's Common Stock; the Trust subscribed for 76,345 shares of the Company's Common Stock at a rate of $0.10 per share, and 5,175 shares of the Company's Preferred Stock at a rate of $2.00 per share; and Yankees assigned half of the promissory notes which it held to its stockholder, the Calvo Family Spendthrift Trust, which then received 5,848 shares of the Company's Preferred Stock at a conversion rate of $2.00.

(17) On May 6, 2002, the Yankee Companies, LLC, a Florida limited liability company, entered into a revolving loan agreement with the Company pursuant to which in exchange for surrendering rights to an option entitling it to receive 20% of the Company's Common Stock, Yankees or its designees were granted the right to subscribe for $50,000 in bonds ultimately convertible into 20% of the shares of the Company's Common Stock outstanding or reserved for issuance pursuant to legally enforceable obligations (e.g., options, warrants, employee compensation arrangements, etc.) other than for the bond, measured as outstanding or reserved immediately after the conversion. That would be the same as taking all of the Company's outstanding and reserved Common Stock immediately prior to conversion and dividing it by four, the result being the quantity of Common Stock issuable on conversion. The bondholders may exercise such subscription rights until termination of the revolving loan agreement. The initial term of the revolving loan agreement expires on April 8, 2004 and continues on a yearly basis. The bonds may be subdivided by the holders into $1,000 principal amount bonds, with the underlying securities into which they are converted being either Common Stock, or shares of the Company's Class A Non-Voting, Convertible Preferred Stock which are in turn convertible into the requisite amount of the Company's Common Stock. If fully converted as of July 31, 2002, the bondholders would have received approximately 662,500 common shares.

(18) On May 29, 2002, the Yankee Companies, Inc., a Florida corporation, distributed all of the Company's Common Stock which it held to its two stockholders, the Calvo Family Spendthrift Trust and the Tucker Family Spendthrift Trust, as a dividend in kind. On such date, the Calvo Family Spendthrift Trust exchanged the 251,313 shares of the Company's Common Stock that it received for 12,566 shares of the Company's Class A Non-Voting, Convertible Preferred Stock, in reliance on the exemption from registration under the Securities Act provided by Section 3(a)(9) thereof. Each share of the Class A Non-Voting, Convertible Preferred Stock is convertible into 20 shares of Common Stock, subject to traditional antidilution rights and restrictions limiting the quantity of Common Stock held by holders of the Preferred Stock at any one time.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS:

     The Company's certificate of incorporation requires it to indemnify all officers, directors and authorized agents from all liabilities arising from their services on behalf of the Company, to the fullest extent permitted by

Delaware law. The Company is required to advance all reasonably necessary expenses to any such person if it appears reasonably likely that the person is entitled to indemnification and such person enters into a binding agreement with the Company to repay such advances in the event that it is ultimately determined that the person is not entitled to indemnification.

     Delaware law permits such indemnification for all expenses (including attorneys' fees) actually and reasonably incurred in any action (other than by or in the right of the Company) against the person provided the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the Company's best interests, and, with respect to any criminal proceeding, had no reasonable cause to believe the person's conduct was unlawful. In an action by or in the right of the Company, such indemnification is not available if the person is found liable to the Company, unless a court determines, in view of all the circumstances of the case, that such indemnification is nonetheless fair and reasonable.

     Delaware law further requires that any indemnification must be made by the Company case-by-case, based on a determination that the person met the applicable standard of conduct. If the person is a current officer or director at the time this determination is made, the determination must be made in one of the following ways: (1) by majority vote of the directors who are not parties to the action; (2) by a committee of such directors designated by majority vote of such directors; (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or (4) by the stockholders. Expenses may be paid in advance provided the person undertakes to repay such advances if it is ultimately determined that indemnification is not available.

     These provisions of Delaware law are non-exclusive of any other rights a person may have to indemnification or advancement of expenses under any by-law or agreement, or by vote of stockholders or disinterested directors, or otherwise. The Company also has the right under Delaware law to purchase and maintain insurance to cover its indemnification obligations.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART F/S:         FINANCIAL STATEMENTS.

(a)  Index to financial statements and financial statement schedules.

     The auditor's report and audited consolidated balance sheet of the Company at December 31, 2001, related consolidated statements of operations, changes in stockholder's deficiency, cash flows and notes to consolidated financial statements for the years ended December 31, 2001 and 2000 follow in sequentially numbered pages numbered F35 through F47. The page numbers for the financial statement categories are as follows:

Page     Item
F35       Cover Page
F36       Independent Auditor's Report
F37       Consolidated Balance  Sheet
F38       Consolidated Statements  of Operations
F39       Consolidated Statements of Change in Stockholders' Deficiency
F40       Consolidated Statement of Cash Flows
F41-47    Notes to Consolidated Financial Statements

     The unaudited consolidated balance sheet of the Company at March 31, 2002, related consolidated statements of operations, consolidated statements of cash flows and notes to consolidated financial statements for the period ended March 31, 2000 follow in sequentially numbered pages numbered F48 through F53.The page numbers for the financial statement categories are as follows:

Page     Item
F48       Cover Page
F49       Consolidated Balance  Sheet
F50       Consolidated Statements  of Operations
F51       Consolidated Statement of Cash Flows
F52-53    Notes to Consolidated Financial Statements

     The unaudited consolidated balance sheet of the Company at June 30, 2002, related consolidated statements of operations, consolidated statements of cash flows and notes to consolidated financial statements for the period ended June 30, 2000 follow in sequentially numbered pages numbered F54 through F62. The page numbers for the financial statement categories are as follows:

Page     Item
54       Cover Page
55       Consolidated Balance  Sheet
56       Consolidated Statements  of Operations
57       Consolidated Statement of Cash Flows
58-62    Notes to Consolidated Financial Statements

                     EXPLORATIONS GROUP, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000



                     Explorations Group, Inc. and Subsidiary
                          (A Development Stage Company)


                                    Contents
                                    --------


                                                                         PAGE(S)
                                                                         -------
INDEPENDENT AUDITORS' REPORT                                                F36

CONSOLIDATED BALANCE SHEET                                                  F37

CONSOLIDATED STATEMENTS OF OPERATIONS                                       F38

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY              F39

CONSOLIDATED STATEMENTS OF CASH FLOWS                                       F40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                              F41-F47

                          Independent Auditors' Report


To the Board of Directors of:
Explorations Group, Inc. and Subsidiary
(A Development Stage Company)


We have audited the accompanying consolidated balance sheet of Explorations Group, Inc. and Subsidiary (a development stage company) (the "Company") as of December 31, 2001 and the related consolidated statements of operations, changes in stockholders' deficiency, and cash flows for the years ended December 31, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Explorations Group, Inc. and Subsidiary (a development stage company) as of December 31, 2001 and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the consolidated financial statements, the Company has no revenues, has a working capital deficiency of $13,019 at December 31, 2001, has cash used in operations of $5,828 during 2001, and needs additional cash to implement its new business plan. These conditions raise substantial doubt as to its ability to continue as a going concern. Management's Plan in regards to these matters is also described in Note 5. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
January 18, 2002 (except for Note 6 as to which the
                      date is May 1, 2002)

                     Explorations Group, Inc. and Subsidiary
                          (A Development Stage Company)
                           Consolidated Balance Sheet
                                December 31, 2001


                                     Assets
Current Assets
Cash                                                            $         1,044
                                                               ----------------
Total Current Assets                                                      1,044
                                                               ----------------

Total Assets                                                    $         1,044
                                                               ================


                    Liabilities and Stockholders' Deficiency

Current Liabilities
Accounts payable                                                $        14,063
                                                               ----------------
Total Current Liabilities                                                14,063
                                                               ----------------

Total Liabilities                                                        14,063
                                                               ----------------

Stockholders' Deficiency
Preferred stock, $0.01 par value, 1,500,000 shares authorized,
   none issued and outstanding                                                -
Common stock, $0.01 par value, 5,000,000 shares authorized,
   1,500,000 issued and outstanding                                      15,000
Additional paid-in capital                                              251,251
Accumulated deficit (($22,911) since January 1, 2000, inception
   of development stage)                                               (279,270)
                                                               ----------------

Total Stockholders' Deficiency                                          (13,019)
                                                               ----------------

Total Liabilities and Stockholders' Deficiency                  $         1,044
                                                               ================


          See accompanying notes to consolidated financial statements.
                                        F-37

                     Explorations Group, Inc. and Subsidiary
                          (A Development Stage Company)
                      Consolidated Statements of Operations


                                                                                                     From
                                                                                                January 1, 2000
                                                                                                (Inception of
                                                                                               Development Stage)
                                                                                                       to
                                                      Years Ended December 31,                  December 31, 2001
                                            -------------------------------------------
                                                   2001                      2000
                                            ------------------       ------------------

Operating Expenses
Consulting fees                              $              -         $         12,488            $     12,488

Professional fees                                       4,043                    3,225                   7,268
General and administrative                              1,809                    1,346                   3,155
                                            ------------------       ------------------      ------------------
Total Operating Expenses                                5,852                   17,059                  22,911
                                            ------------------       ------------------      ------------------

Loss from operations                                   (5,852)                 (17,059)                (22,911)

Net Loss                                     $         (5,852)        $        (17,059)       $        (22,911)

                                            ==================       ==================      ==================

Net loss per share - basic and diluted
                                             $              -         $          (0.01)       $          (0.02)
                                            ==================       ==================      ==================

Weighted average number of shares
  outstanding during the period - basic
  and diluted                                       1,500,000                1,285,179               1,392,442
                                            ==================       ==================      ==================



          See accompanying notes to consolidated financial statements.
                                        F-38

                     Explorations Group, Inc. and Subsidiary
                     (A Development Stage Company)Subsidiary
          Consolidated Statement of Changes in Stockholders' Deficiency
                     Years Ended December 31, 2001 and 2000





                                           Common Stock                 Additional
                                  -------------------------------       Paid-In      Accumulated
                                        Shares          Amount          Capital         Deficit           Total
                                  --------------   --------------    --------------  --------------   --------------

Balance, December 31, 1999              957,375     $      9,574           189,926        (256,359)         (56,859)

Stock issued in exchange for debt       542,625            5,426            48,837               -           54,263

Stock options issued for services             -                -            12,488               -           12,488

Net  loss,  2000                              -                -                 -         (17,059)         (17,059)
                                  --------------   --------------    --------------  --------------   --------------

Balance, December 31, 2000            1,500,000           15,000           251,251        (273,418)          (7,167)

Net  loss,  2001                              -                -                 -          (5,852)          (5,852)
                                  --------------   --------------    --------------  --------------   --------------

Balance  December  31,  2001          1,500,000    $      15,000      $    251,251    $   (279,270)    $    (13,019)
                                  ==============   ==============    ==============  ==============   ==============


          See accompanying notes to consolidated financial statements.
                                      F-39

                     Explorations Group, Inc. and Subsidiary
                     (A Development Stage Company)Subsidiary
                      Consolidated Statements of Cash Flows


                                                                                 From January 1, 2000
                                                                                  (Inception of
                                                  Year Ended December 31,        Development Stage)
                                               ------------------------------           to
                                                   2001              2000        December 31, 2001
                                               ------------      ------------

Cash Flows From Operating Activities:
Net loss
                                                $   (5,852)       $  (17,059)      $    (22,911)
Adjustments to reconcile net loss to net
cash used in operating activities:
Stock based consulting fees                              -            12,488             12,488
Changes in assets and liabilities
Increase (decrease) in:
Accounts payable                                        24                 -                 24
                                               ------------      ------------      -------------
Net Cash Used In Operating Activities               (5,828)           (4,571)           (10,399)
                                               ------------      ------------      -------------


Cash Flows from Investing Activities:
Loan (disbursements to) repayments from
  related parties                                    6,500            (6,500)                 -
Net Cash Provided By (Used In)                 ------------      ------------
  Investing Activities                               6,500            (6,500)                 -
                                               ------------      ------------      -------------

Cash Flows from Financing Activities:
Stockholder loan repayments                              -                 -                  -
Loan proceeds from related parties                       -            54,263             54,263
Repayment of related party loans                         -           (14,475)           (14,475)
Repayment of stockholder loans                           -           (28,373)           (28,373)
Net Cash Provided By Financing                 ------------      ------------       ------------
  Activities                                             -            11,415             11,415
                                               ------------      ------------       ------------

Net increase in cash                                   672               344              1,016

Cash - Beginning of Period                             372                28                 28
                                               ------------      ------------       ------------
Cash - End of Period
                                                $    1,044        $      372         $    1,044
                                               ============      ============       ============


Non-cash Financing Activities:

During 2000, $54,263 of loans made by a related party were converted to 542,625 common shares (see Note 3(A)).



          See accompanying notes to consolidated financial statements.
                                       F-40

                     Explorations Group, Inc. and Subsidiary
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
                           December 31, 2001 and 2000


Note 1    Organization and Summary of Significant Accounting Policies

         (A) Organization

          In February 2001, Explorations Entertainment & Education, Inc. (f.k.a. Explorations of Boca Raton, Inc.), (see below) reorganized by forming a Delaware holding company, Explorations Group, Inc., (the "Company") which acquired the common stock of Explorations Entertainment & Education, Inc. on a one-for-one basis. All share and per share data and amounts, par value, and the legal effects of reorganization in the accompanying consolidated financial statements have been retroactively restated to reflect the reorganization.

          Under the trade name "Explorations," the Company operated a children's indoor physical fitness and entertainment center in Boca Raton, Florida that included proprietary features and a licensed character. The Company was also in the business of licensing the Explorations concept.

          In January 1999, the Company closed its facility and ceased its prior operations. In January 2000, the Company re-entered the development stage as an organization providing consulting services to businesses engaged in private children's care and entertainment activities. In January 2002, the Company changed its strategy to the "Pop Starz" concept of providing dance classes, modeling, and talent management. Activities during the development stage include settlement of certain liabilities, reorganization of the Company, and development of a business plan.

         (B) Use of Estimates

          The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United Stated of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, revenues, and expenses during the reporting period. Actual results could differ from those estimates.

         (C) Principles of Consolidation

          The accompanying consolidated financial statements include the accounts of Explorations Group, Inc. and its wholly-owned subsidiary, Explorations Entertainment & Education, Inc. All material intercompany transactions and balances have been eliminated.

         (D) Cash and Cash Equivalents

          For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

                     Explorations Group, Inc. and Subsidiary
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
                           December 31, 2001 and 2000


          (E) Stock Based Compensation

          The Company accounts for stock options issued to employees in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation cost is measured on the date of grant as the excess of the current market price of the underlying stock over the exercise price. Such compensation amounts are amortized over the shorter of the contractual employment term or respective vesting periods of the option grant. The Company adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to provide pro forma net income
          (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants as if the fair-valued based method defined in SFAS No. 123 had been applied.

          The Company accounts for stock options issued to non-employees for goods or services in accordance with SFAS 123.

          (F) New Accounting Pronouncements

          The Financial Accounting Standards Board has recently issued several new accounting pronouncements, which may apply to the Company. Statement No. 141 "Business Combinations" establishes revised standards for accounting for business combinations. Specifically, the statement eliminates the pooling method, provides new guidance for recognizing intangible assets arising in a business combination, and calls for disclosure of considerably more information about a business combination. This statement is effective for business combinations initiated on or after July 1, 2001. The adoption of this pronouncement on July 1, 2001 did not have a material effect on the Company's financial position, results of operations or liquidity.

          Statement No. 142 "Goodwill and Other Intangible Assets" provides new guidance concerning the accounting for the acquisition of intangibles, except those acquired in a business combination, which is subject to SFAS 141, and the manner in which intangibles and goodwill should be accounted for subsequent to their initial recognition. Generally, intangible assets with indefinite lives, and goodwill, are no longer amortized; they are carried at lower of cost or market and subject to annual impairment evaluation, or interim impairment evaluation if an interim triggering event occurs, using a new fair market value method. Intangible assets with finite lives are amortized over those lives, with no stipulated maximum, and an impairment test is performed only when a triggering event occurs. This statement is effective for all fiscal years beginning after December 15, 2001. The Company believes that the future implementation of SFAS 142 on January 1, 2002 will not have a material effect on the Company's financial position, results of operations or liquidity.

          Statement No. 143, "Accounting for Asset Retirement Obligations," requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's financial statements.

                     Explorations Group, Inc. and Subsidiary
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
                           December 31, 2001 and 2000

          Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" supercedes Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). Though it retains the basic requirements of SFAS 121 regarding when and how to measure an impairment loss, SFAS 144 provides additional implementation guidance. SFAS 144 excludes goodwill and intangibles not being amortized among other exclusions. SFAS 144 also supercedes the provisions of APB 30, "Reporting the Results of Operations," pertaining to discontinued operations. Separate reporting of a discontinued operation is still required, but SFAS 144 expands the presentation to include a component of an entity, rather than strictly a business segment as defined in SFAS 131, Disclosures about Segments of an Enterprise and Related Information. SFAS 144 also eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. This statement is effective for all fiscal years beginning after December 15, 2001. The Company believes that the future implementation of SFAS 144 on January 1, 2002 will not have a material effect on the Company's financial position, results of operations or liquidity.

         (G) Income Taxes

          The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109. "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         (H) Net Loss Per Common Share

          Basic net income (loss) per common share (Basic EPS) excludes dilution and is computed by dividing net income (loss) available to common stockholder by the weighted-average number of common shares outstanding for the period. Diluted net income per share (Diluted EPS) reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. The assumed exercise of common stock equivalents was not utilized in 2001 and 2000 since the effect was anti-dilutive due to the net loss. At December 31, 2001, there were 375,000 common stock options outstanding, which may dilute future earnings per share.

Note 2    Commitments

         (A) Consulting Agreement

          On May 12, 2000, the Company executed a 730-day consulting agreement (the "Agreement") with a related party whereby the consultant will provide general strategic planning services as stipulated in the Agreement. The Agreement is automatically renewable unless cancelled 30 days prior to the renewal date. The consultant will receive transferable options to purchase 20% of the Company's outstanding or reserved common stock measured immediately following complete exercise of the option. The option term begins July 12, 2000 and terminates 45 days after the options underlying stock are registered under the Securities Laws. The consultant has the option to exercise such stock options at a 50% discount from the stated exercise price prior to such registration, as stipulated in the Agreement. The aggregate exercise price is $50,000 for all options (see Note 3). The consultant also has the right to cashless exercise. The options are granted in lieu of stipulated hourly cash consulting fees for up to 200 hours during the initial six months of the agreement. In May 2002, the option portion of this agreement was consolidated into an amended revolving loan agreement (see Note 6).

                     Explorations Group, Inc. and Subsidiary
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
                           December 31, 2001 and 2000


          The consultant may also receive fees or stock purchase discounts for raising capital, commissions on any business generated for the Company, or compensation for arranging an acquisition, at rates stipulated in the Agreement. The consultant will also be reimbursed for expenses as stipulated.

         (B) Loss on Lease Cancellation

          A related party of the Company leases office space in Boca Raton, Florida. The Company is permitted use of this office space on an "as needed" basis at no cost to the Company. Usage of this office space was not material due to nominal activity in the Company.

Note 3    Stockholders' Deficiency

         (A) Debt Conversion Agreement

          During 2000, a consultant (see Note 2(A)) loaned the Company an aggregate $54,263 to pay off stipulated stockholder and related party debt. Pursuant to a debt conversion agreement, the loans were then converted, during April and October 2000, to common stock of the Company at a rate of $0.10 per share resulting in the issuance of
          542,625 shares. The fair market value of the common stock at the conversion date was not determinable; however, since the consultant was a related party, the conversion was considered an equity transaction with no effect on the consolidated statement of operations.

         (B) Stock Options

          On May 12, 2000, (the "Grant Date") the Company granted stock options to a consultant (see Note 2(A)). At the Grant Date and at December 31, 2001 and 2000, the quantity of options and the exercise price per share was not determinable due to the terms of the stock option agreement, which stipulated a fixed aggregate exercise price of $50,000 after registration under Securities Laws or $25,000 prior to registration, and a variable quantity of options equal to 20% of the total outstanding and reserved common shares, after exercise of such options, at the exercise date.

          Pursuant to SFAS 123, the Company has estimated the option value of $12,488 based on the current intrinsic value of the award, determined in accordance with the terms that would apply if the option had been exercised at December 31, 2000. Based on the vesting date of July 12, 2000, the Company has recognized the $12,488 consulting expense for the year ended December 31, 2000. There was no additional consulting expense in the year ended 2001 as the estimated intrinsic value had not changed.

          A summary of the options as of December 31, 2001 based on the assumptions discussed above follows:

                     Explorations Group, Inc. and Subsidiary
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
                           December 31, 2001 and 2000


                                              Number of         Weighted Average
                                               Options           Exercise Price
                                           ----------------     ----------------
Stock Options
Balance at December 31, 2000                     375,000           $    0.0667
Granted                                                -           $         -
Exercised                                              -           $         -
Forfeited                                              -           $         -
                                              -----------         --------------
Balance at December 31, 2001                     375,000           $    0.0667
                                              ===========         ==============

Options exercisable at December 31, 2001         375,000           $    0.0667

The following table summarizes information about stock options outstanding at December 31, 2001:


                   Options Outstanding                    Options Exercisable
----------------------------------------------------    ------------------------


                            Weighted                      Number
                Number       Average       Weighted     Exercisable    Weighted
 Range of     Outstanding   Remaining      Average          at         Average
 Exercise     at December  Contractual     Exercise      December      Exercise
  Price        31, 2001       Life          Price        31, 2001       Price
----------    ----------    ----------    ----------    ----------    ----------
                               Not
$  0.0667       375,000    Determinable   $  0.0667      375,000     $   0.0667
==========    ==========    ==========    ==========    =========    ==========

Note 4   Income Tax

There was no income tax expense for the years ended December 31, 2001 and 2000 due to the Company's net losses.

The Company's tax expense differs from the "expected" tax expense (benefit) for the years ended December 31, 2001 and 2000 (computed by applying the Federal Corporate tax rate of 34% to loss before taxes), as follows:


                                                  2001                2000
                                             --------------      ---------------
Computed "expected" tax expense (benefit)    $     (1,989)       $      (5,800)

Effect of net operating losses                      1,989                5,800
                                             --------------      ---------------
                                             $          -        $           -
                                             ==============      ===============

The effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at December 31, 2001 are as follows:

                     Explorations Group, Inc. and Subsidiary
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
                           December 31, 2001 and 2000


                                                               2001
                                                          --------------
Deferred tax assets:

Net operating loss carryforward                           $      94,952
                                                          --------------
Total gross deferred tax assets                                  94,952
Less valuation allowance                                        (94,952)
                                                          --------------
Net deferred tax assets                                    $          -
                                                          ==============


The net operating loss carryforward at December 31, 2001 was approximately $279,270, which expires at various dates through 2021. Usage of the net operating loss carryforward may be limited if a change in ownership of the Company occurs.

The valuation allowance at January 1, 2001 was $92,962. The increase during 2001 was $1,990.

Note 5   Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has no revenues, has a working capital deficiency of $13,019 at December 31, 2001, has cash used in operations of $5,828 during 2001, and requires additional funds to implement its new business plan. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management is in the process of seeking a new business to develop or a merger candidate. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 6   Subsequent Events

         (A) Name Change of Subsidiary

          In February 2002, the Company changed the name of its subsidiary to Pop Starz, Inc.

         (B) Loans

          On February 11, 2002, the Company borrowed $5,000 from two related parties. The notes of $2,500 each bear interest at prime plus 2% and are due in one year.

          On April 9, 2002, the Company signed a loan agreement to borrow up to $100,000 in $1,000 increments from the consultant (See Note 2(A)). The loan agreement is for a term of 730 days renewable in one year increments and each loan drawn will have a one year term and will be evidenced by a promissory note bearing interest at prime plus 2%. The loans are secured by all present and future assets of the Company. In April 2002, the Company borrowed $25,668 under various promissory notes.

                     Explorations Group, Inc. and Subsidiary
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
                           December 31, 2001 and 2000


         (C) Conversion of Warrants to Convertible Debt

          On May 6, 2002 (the "exchange date"), the Company amended its April 9, 2002 $100,000 loan agreement with its consultant to effect a consolidation of the warrants issuable under the consulting agreement (See Note 2(A)) and the prior $100,000 loan agreement discussed above. In exchange for the estimated 375,000 warrants issuable to the consultant and any future warrants that may be issuable under the consulting agreement, the Company amended the loan agreement to stipulate that $50,000 of loans made under the loan agreement are convertible into an amount of common stock of the Company equal to 20% of the total outstanding and reserved common stock after such issuance. The exchange was an exempt transaction pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended. All other terms of the loan agreement remain unchanged. Conversion may be effected in whole or in part. At the exchange date, the fair market value of the conversion feature of the Bond was equal to the fair market value of the options cancelled and therefore, there was no charge or credit to operations for the exchange. In substance, anti-dilutive changes in the conversion ratio will be considered a consulting expense pursuant to the consulting agreement on which the issuance of the prior warrants was based.

         (D) Employment Agreements

          In January, the Company executed a five year automatic renewing employment agreement with its president, which provides for annual cash compensation.

          In May 2002, the Company engaged its general counsel who will be paid a base cash salary and $5,000 worth of common shares of the Company per month computed based on the average closing price for the month ended. Until the Company's common stock is publicly traded, he will receive 5,000 shares per month.

         (E) Preferred Stock

          In May 2002, the Company authorized the issuance of up to 500,000 shares of Class A Non- Voting Convertible Preferred Stock. Holders have the right to dividends, when declared, at the rate per share twenty times that paid to common stockholders. Each Class A share may be converted to 20 common shares. Such conversion rates to be adjusted pursuant to any changes in capital structure. The Company is offering up to 75,000 of the Class A preferred shares under a private placement.

                     Explorations Group, Inc. and Subsidiary
                          (A Development Stage Company)

                        Consolidated Financial Statements
                                   (Unaudited)

                                 March 31, 2002


                     Explorations Group, Inc. and Subsidiary
                          (A Development Stage Company)


                                   Contents



                                                                        Page(s)
 Consolidated Balance Sheets                                               F49

 Consolidated Statements of Operations                                     F50

 Consolidated Statements of Cash Flows                                     F51

 Notes to Consolidated Financial Statements                                F52

                     Explorations Group, Inc. and Subsidiary
                          (A Development Stage Company)
                           Consolidated Balance Sheets


                                     Assets

                                                             March 31, 2002         December 31, 2001
                                                               (Unaudited)
                                                            ------------------     ------------------

Current Assets
Cash                                                         $          6,823       $          1,044
                                                            ------------------     ------------------
Total Current Assets                                                    6,823                  1,044
                                                            ------------------     ------------------
Total Assets                                                 $          6,823       $          1,044
                                                            ==================     ==================



                   Liabilities and Stockholders' Deficiencies

Current Liabilities
Accounts payable                                             $         12,803       $         14,063
                                                            ------------------     ------------------
Total Current Liabilities                                              12,803                 14,063
                                                            ------------------     ------------------
Loans payable - related parties                                        16,000                      -
                                                            ------------------     ------------------
Total Liabilities                                                      28,803                 14,063
                                                            ------------------     ------------------

Stockholders' Deficiency
Preferred  stock,  $0.01  par  value,   1,500,000  shares                   -                      -
  authorized, none issued and outstanding
Common   stock,   $0.01  par  value,   5,000,000   shares              15,000                 15,000
  authorized, 1,500,000 issued and outstanding
Additional paid-in capital                                            251,251                251,251
Accumulated  deficit  (($31,872)  since  January 1, 2000,            (288,231)              (279,270)
  inception of development stage)
                                                            ------------------     ------------------

Total Stockholders' Deficiency                                        (21,980)               (13,019)
                                                            ------------------     ------------------
Total Liabilities and Stockholders' Deficiency               $          6,823    $             1,044
                                                            ==================     ==================



          See accompanying notes to consolidated financial statements.
                                      F-49

                     Explorations Group, Inc. and Subsidiary
                          (A Development Stage Company)
                      Consolidated Statements of Operations
                                   (Unaudited)



                                                     Three Months Ended March 31,             From January 1,
                                                                                            2000 (Inception of
                                                                                            Development Stage)
                                                 -------------------------------------               to
                                                        2002                 2001            March 31, 2002
                                                 -----------------     ----------------    -------------------
Revenues                                          $           400       $            -        $           400

Operating Expenses
Advertising                                                 2,330                    -                  2,330
Compensation                                                  273                    -                    273
Consulting fees                                                 -                    -                 12,488
General and administrative                                  3,572                  773                  6,727
Insurance                                                   3,822                    -                  3,822
Professional fees                                           1,050                2,506                  8,318
                                                 -----------------     ----------------      -----------------
Total Operating Expenses                                   11,047                3,279                 33,958
                                                 -----------------     ----------------      -----------------
Loss from operations                                      (10,647)              (3,279)               (33,558)

Other Income                                                1,686                   -                   1,686
                                                 -----------------     ----------------      -----------------
Net Loss                                          $        (8,961)      $       (3,279)       $       (31,872)
                                                 =================     ================      =================
Net loss per share - basic and diluted            $         (0.01)      $        (0.01)       $         (0.02)
                                                 =================     ================      =================
Weighted average number of shares outstanding           1,500,000            1,285,179              1,392,442
  during the period - basic and diluted
                                                 =================     =================     =================


          See accompanying notes to consolidated financial statements.

                     Explorations Group, Inc. and Subsidiary
                          (A Development Stage Company)
                      Consolidated Statements of Cash Flows
                                   (Unaudited)




                                                  Three Months Ended March 31,           From January 1,
                                                                                        2000 (Inception of
                                                                                        Development Stage)
                                                                                               to
                                               ------------------------------------      March 31, 2002
                                                     2002                2001
                                               ----------------    ----------------     ---------------
Cash Flows From Operating Activities:
Net loss                                        $       (8,961)  $          (3,279)      $     (31,872)
Adjustments to reconcile net loss to net
  cash used in operating activities:
Stock based consulting fees                                  -                   -              12,488
Changes in assets and liabilities
Increase (decrease) in:
Accounts payable                                        (1,260)                  -              (1,236)
                                               ----------------    ----------------     ---------------
Net Cash Used In Operating Activities                  (10,221)             (3,279)            (20,620)
                                               ----------------    ----------------     ---------------
Cash Flows from Financing Activities:
Bank overdraft                                               -               1,407                   -
Loan proceeds from related parties                      16,000               1,500              27,415
                                               ----------------    ----------------     ---------------
Net Cash Provided By Financing Activities               16,000               2,907              27,415
                                               ----------------    ----------------     ---------------
Net Increase in Cash                                     5,779                (372)              6,795

Cash - Beginning of Period                               1,044                 372                  28
                                               ----------------    ----------------    ----------------
Cash - End of Period                            $        6,823      $            -      $        6,823
                                               ================    ================    ================



          See accompanying notes to consolidated financial statements.

                     Explorations Group, Inc. and Subsidiary
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements
                                 March 31, 2002
                                   (Unaudited)



Note 1  Basis of Presentation
------------------------------

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the United States Securities and Exchange Commission for interim consolidated financial information. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operations.

It is management's opinion, however, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation. The results for the interim period are not necessarily indicative of the results to be expected for the year.

For further information, refer to the audited consolidated financial statements and footnotes for the years ended December 31, 2001 and 2000 included in the Company's Form 10-SB.


Note 2  Name Change of Subsidiary
---------------------------------

In February 2002, the Company changed the name of its subsidiary to Pop Starz, Inc.


Note 3  Loans
-------------

On February 11, 2002, the Company borrowed $5,000 from two related parties. The notes of $2,500 each bear interest at prime plus 2% and are due in one year. In February and March 2002, the Company borrowed $11,000 under a loan agreement entered into in April 2002. (See Note 6) Subsequent to March 31, 2002, the total $16,000 was exchanged for shares of capital stock at the offering prices. (See
Note 6(A))


Note 4  Employment Agreement
----------------------------

In January 2002, the Company executed a five-year automatic renewing employment agreement with its president, which provides for annual cash compensation.


Note 5  Going Concern
---------------------

The accompanying unaudited consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in development stage, has no revenues, has an accumulated deficit during development stage of $31,872 at March 31, 2002 ($8,961 since implementing the Pop Starz, Inc. business plan), has cash used in operations of $10,221 for the three months ended March 31, 2002, and requires additional funds to implement its new business plan. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management is in the process of implementing its new business plan and is conducting a nonpublic offering to raise additional funds (see Note 6). Management believes the actions it is taking allow for the Company to continue as a going concern. The unaudited consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 6   Subsequent Events
--------------------------
(A)  Loans

     On April 9, 2002, the Company signed a loan agreement to borrow up to $100,000 in $1,000 increments from the consultant. (See Note 6(B) where this loan agreement was amended and the consulting agreement was cancelled.) The loan agreement is for a term of 730 days renewable in one year increments and each loan drawn will have a one year term and will be evidenced by a promissory note bearing interest at prime plus 2%. The loans are secured by all present and future assets of the Company. In March and April 2002, the Company borrowed $11,000 and $14,668, respectively, under various promissory notes.

(B)  Conversion of Warrants to Convertible Debt

     On May 6, 2002 (the "exchange date"), the Company amended its April 9, 2002 $100,000 loan agreement with its consultant to effect a consolidation of the warrants issuable under the consulting agreement and the prior $100,000 loan agreement discussed above. The amendment also cancels the consulting agreement. In exchange for the estimated 375,000 warrants issuable under the cancelled consulting agreement, the Company amended the loan agreement to stipulate that $50,000 of loans made under the loan agreement are convertible into an amount of common stock of the Company equal to 20% of the total outstanding and reserved common stock after such issuance. The exchange was an exempt transaction pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended. All other terms of the loan agreement remain unchanged. Conversion may be effected in whole or in part. At the exchange date, the fair market value of the conversion feature of the Bond was equal to the fair market value of the options cancelled and therefore, there was no charge or credit to operations for the exchange. In substance, anti-dilutive changes in the conversion ratio will be considered a consulting expense pursuant to the consulting agreement on which the issuance of the prior warrants was based.

(C)  Employment Agreement

     In May 2002, the Company engaged its general counsel who will be paid a base cash salary and $2,500 worth of common shares of the Company per month computed based on the average closing price for the month ended. Until the Company's common stock is publicly traded, he will receive 5,000 shares per month.

(D)  Capital Stock Offering

     In May 2002, the Company authorized the issuance of up to 500,000 shares of Class A Non-Voting Convertible Preferred Stock ("Preferred Stock"). Holders have the right to dividends, when declared, at the rate per share twenty times that paid to common stockholders. Each share of Preferred Stock may be converted to 20 common shares. Such conversion rates are to be adjusted pursuant to any changes in capital structure. The Company is offering up to 75,000 of the Preferred Stock at $2.00 per share or up to 1,500,000 common shares at $0.10 per share for an aggregate $150,000 under a private placement.

                    Explorations Group, Inc. and Subsidiary
                        Consolidated Financial Statements
                                   (Unaudited)
                                  June 30, 2002



                     Explorations Group, Inc. and Subsidiary
                                  Contents



                                                                         Page(s)
 Consolidated Balance Sheets                                               F55

 Consolidated Statements of Operations                                     F56

 Consolidated Statements of Cash Flows                                     F57

 Notes to Consolidated Financial Statements                            F58-F62

                     Explorations Group, Inc. and Subsidiary
                           Consolidated Balance Sheets

                                     Assets

                                                                                      June 30               December 31,
                                                                                      (Unaudited)           2001
                                                                                ----------------------   ----------------------
Current Assets
Cash                                                                                $   31,233                   $1,044
Other current assets                                                                        80
                                                                                ----------------------   ----------------------

Total Current Assets                                                                    31,313                    1,044

Property and equipment, net                                                             13,773                        0
                                                                                ----------------------   ----------------------

Total Assets                                                                        $   45,086                   $1,044
                                                                                ======================   ======================


Liabilities and Stockholders' Deficiency

Current Liabilities
Accounts payable                                                                    $   16,407                  $14,063
Accrued expenses                                                                        37,554                        0
Unearned revenues                                                                       11,487                        0
                                                                                ----------------------   ----------------------

Total Current Liabilities                                                               65,448                   14,063

Loans payable - related parties                                                         13,297                        0
                                                                                ----------------------   ----------------------

Total Liabilities                                                                       78,745                   14,063
                                                                                ----------------------   ----------------------

Stockholders' Deficiency
Preferred stock ($0.01 par value, 1,500,000 shares authorized, 23,589 and none issued and outstanding at June 30, 2002 and
December 31, 2001, respectively)                                                          236                        0
Common stock ($0.01 par value, 5,000,000 shares authorized,
1,929,081 and 1,500,000 issued and outstanding at
June 30, 2002 and December 31, 2001, respectively)                                      19,291                   15,000
Additional paid-in capital                                                             336,811                  251,251
Accumulated deficit                                                                   (389,997)                (279,270)
                                                                                ----------------------   ----------------------
Total Stockholders' Deficiency                                                         (33,659)                 (13,019)
                                                                                ----------------------   ----------------------

Total Liabilities and Stockholders' Deficiency                                     $    45,086                   $1,044
                                                                                ======================   ======================

                 See accompanying notes to Financial Statements

                     Explorations Group, Inc. and Subsidiary
                      Consolidated Statements of Operations
                                   (Unaudited)


                                                                                             For the Six Months Ended
                                                                                                  June 30,
                                                                                ----------------------------------------------
                                                                                        2002                    2001
                                                                                ----------------------  ----------------------

Revenues                                                                               $25,867                      $0
                                                                                ----------------------  ----------------------

Operating Expenses
Advertising                                                                             25,840                       0
Compensation                                                                            50,243                       0
Consulting fees                                                                              0                       0
General and administrative                                                              46,429                   1,170
Insurance                                                                                3,822                       0
Professional fees                                                                       11,619                   4,043
                                                                                ----------------------  ----------------------
Total Operating Expenses                                                               137,953                   5,213
                                                                                ----------------------  ----------------------

Loss from operations                                                                  (112,086)                 (5,213)

Other Income (Expenses)
Interest Expense                                                                          (327)                      0
Other Income                                                                             1,686                       0
                                                                                ----------------------  ----------------------

Total Operating Income                                                                   1,359                       0
                                                                                ----------------------  ----------------------

Net Loss                                                                             $(110,727)                $(5,213)
                                                                                ======================  ======================

Net loss per share - basic and diluted                                               $   (0.07)                 $(0.00)
                                                                                ======================  ======================

Weighted average number of shares outstanding
during the period - basic and diluted                                                1,607,572               1,500,000
                                                                                ======================  ======================

                                      F-56

                 See accompanying notes to Financial Statements

                    Explorations Group, Inc. and Subsidiary
                      Consolidated Statements of Cash Flows
                                   (Unaudited)



                                                                                                Six Months Ended
                                                                                                    June 30,
                                                                                     -------------------------------------------
                                                                                             2002                 2001
                                                                                     -------------------------------------------

Cash Flows From Operating Activities:
Net loss                                                                                $(110,727)             $(5,213)
Adjustments to reconcile net loss to net cash
used in operating activities:
Stock based consulting fees                                                                 5,922                    0

Changes in assets and liabilities
(Increase)
decrease in:
Other current assets                                                                          (80)                   0

Increase (decrease) in:
Accounts payable                                                                            2,344                    0
Accrued expenses                                                                           37,554                    0
Unearned revenues                                                                          11,487                   24
                                                                                     -------------------------------------------

Net Cash Used In Operating Activities                                                     (53,500)              (5,189)
                                                                                     -------------------------------------------

Cash Flows from Investing Activities:
Purchase of propery and equipment                                                         (13,773)                   0
                                                                                     -------------------------------------------


Cash Flows from Financing Activities:
Proceeds from sale of stock                                                                53,169                    0
Loan proceeds from related parties                                                         44,293                6,500
                                                                                     -------------------------------------------

Net Cash Provided By Financing Activities                                                  97,462                6,500
                                                                                     -------------------------------------------

Net Increase in Cash                                                                       30,189                1,311

Cash - Beginning of Period                                                                  1,044                  372
                                                                                     -------------------------------------------

Cash - End of Period                                                                       $31,233               $1,683
                                                                                     ===========================================
                                      F-57

                 See accompanying notes to Financial Statements

                     Explorations Group, Inc. and Subsidiary
                   Notes to Consolidated Financial Statements
                                  June 30, 2002
                                   (Unaudited)


Note 1 Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the United States Securities and Exchange Commission for interim consolidated financial information. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operations.

It is management's opinion, however, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation. The results for the interim period are not necessarily indicative of the results to be expected for the year.

For further information, refer to the audited consolidated financial statements and footnotes for the years ended December 31, 2001 and 2000 included in the Company's Form 10-SB.

Note 2  Name Change of Subsidiary

In February 2002, the Company changed the name of its subsidiary to Pop Starz, Inc.

Note 3  Loans

On February 11, 2002, the Company borrowed $5,000 from two related parties. The notes of $2,500 each were interest bearing at prime plus 2% and were due in one year. In June 2002, the Company converted these loans and accrued interest into 51,008 shares of common stock (See Note 5(D)).

On April 9, 2002, the Company signed a loan agreement to borrow up to $100,000 in $1,000 increments from a lender. The loan agreement is for a term of 730 days renewable in one-year increments and each loan drawn will have a one-year term and will be evidenced by a promissory note bearing interest at prime plus 2%. The loans are secured by all present and future assets of the Company. On May 6, 2002 (the "exchange date"), the Company amended its April 9, 2002 $100,000 loan agreement with its lender to effect a consolidation of the warrants issuable under the consulting agreement and the prior $100,000 loan agreement discussed above. The amendment also cancels the consulting agreement. In exchange for the estimated 375,000 warrants issuable under the cancelled consulting agreement, the Company amended the loan agreement to stipulate that $50,000 of loans made under the loan agreement may be allocated to purchase convertible bonds. At the bondholder's option, the bonds are convertible into an amount of common stock of the Company equal to an aggregate of 20% of the total outstanding and reserved common stock after such issuance. All other terms of the loan agreement remain unchanged. As of August 15, 2002, no proceeds under the loan agreement were allocated to purchase a convertible bond. On May 31, 2002, the rights to the bonds were assigned by the bond holder to the Tucker Family Spendthrift Trust and the Calvo Family Spendthrift Trust in equal shares. Through June 2002, the Company borrowed $25,893 under various promissory notes, which were converted into 141,970 shares of common stock and 5,848 shares of preferred stock. (See
Note 5 (C) and (D)).

                     Explorations Group, Inc. and Subsidiary
             Notes to Consolidated Financial Statements (Continued)
                                  June 30, 2002
                                   (Unaudited)


Note 4 Employment Agreement

In January 2002, the Company executed a five-year automatic renewing employment agreement with its president, which provides for annual cash compensation of $75,000 per year.

In May 2002, the Company engaged a general counsel who was paid a base cash salary and $2,500 worth of common shares of the Company per month computed based on the average closing price for the month ended. Until the Company's common stock is publicly traded, he was to receive 5,000 shares per month. As of June 30, 2002, in connection with 10,000 shares issuable under this agreement, the Company recorded legal expense and accrued expenses of $1,000. Subsequent to the period, these shares were issued. On July 1, 2002, the agreement was amended. Effective July 1, 2002, as consideration for his services, the Company has agreed to compensate him according to the Company's pro rata share, which is currently 50% (based on the number of clients for whom he is providing legal services) of (1) his current base salary of $ $700 per week in cash and (2) $400 per week in Common Stock. The equity portion is paid at the end of each month, and is paid by an equivalent amount of the Company's Common Stock calculated by using its average closing transaction price for the month then-ended.

In July 2002, the Company engaged its Chief Financial Officer and Controller who is paid hourly for services performed and $1,000 worth of common shares of the Company per month computed based on the average closing price for the month ended. Until the Company's common stock is publicly traded, he will receive 2,000 shares per month.

Effective April 8, 2002, the Company entered into an agreement with three individuals (the "Directors") pursuant to which they will serve as corporate directors. The agreement is for a term of one year. As consideration for the director's services, the members of the Company's board of directors will each receive 1,250 shares of the Company's Common Stock plus 625 additional shares for service on the audit and executive committee, 313 shares for each additional committee of the board of directors on which they serve and 250 additional shares for each committee of the board of directors on which they serve as chair.


Note 5   Stockholders' Deficiency

 (A) Capital Stock Offering

     The Company offered up to 75,000 of the Preferred Stock at $2.00 per share or up to 1,500,000 common shares at $0.10 per share, for an aggregate $150,000 under a private placement. Prior to June 30, 2002, the Company raised approximately $90,000 under the private placement, with the remaining $60,000 cancelled.

                     Explorations Group, Inc. and Subsidiary
             Notes to Consolidated Financial Statements (Continued)
                                  June 30, 2002
                                   (Unaudited)


Note 5   Stockholders' Deficiency (Continued)

 (B) Conversion of Warrants to Convertible Debt

     On May 6, 2002 (the "exchange date"), the Company amended its April 9, 2002 $100,000 loan agreement with its consultant to effect a consolidation of the warrants issuable under the consulting agreement and the prior $100,000 loan agreement discussed above. The amendment also cancels the consulting agreement. In exchange for the estimated 375,000 warrants issuable under the cancelled consulting agreement, the Company amended the loan agreement to stipulate that $50,000 of loans made under the loan agreement are convertible into an amount of common stock of the Company equal to 20% of the total outstanding and reserved common stock after such issuance. The exchange was an exempt transaction pursuant to Section 3(a) (9) of the Securities Act of 1933, as amended. All other terms of the loan agreement remain unchanged. Conversion may be effected in whole or in part. At the exchange date, the fair market value of the conversion feature of the Bond was equal to the fair market value of the options cancelled and therefore, there was no charge or credit to operations for the exchange. On May 31, 2002, the rights to the bonds were assigned by the bondholder to the Tucker Family Spendthrift Trust and the Calvo Family Spendthrift Trust in equal shares.

 (C) Preferred Stock

     In May 2002, the Company authorized the issuance of up to 500,000 shares of Class A Non-Voting Convertible Preferred Stock ("Preferred Stock"). Holders have the right to dividends, when declared, at the rate per share twenty times that paid to common stockholders. Each share of Preferred Stock may be converted to 20 common shares. Such conversion rates are to be adjusted pursuant to any changes in capital structure.

     In June 2002, the Company sold 5,175 preferred shares for net proceeds of $10,350.

     In June 2002, a shareholder exchanged 251,313 shares of their common stock for 12,566 shares of preferred stock. At the exchange date, the fair market value of the issued preferred stock equaled the fair market value of the cancelled common shares resulting in no charges to operations.

     During June 2002, the Company issued 5,848 shares of preferred shares in exchange for debt amounting to $11,697. The shares were valued at the offering price of $2.00 per share resulting in no gain or loss on the transaction.

                     Explorations Group, Inc. and Subsidiary
             Notes to Consolidated Financial Statements (Continued)
                                  June 30, 2002
                                   (Unaudited)


Note 5   Stockholders' Deficiency (Continued)

 (D) Common Stock

     The Company has contractually agreed with three key employees that after the completion of two years of continued employment with Pop Starz (calculated as two years from the date of the first paycheck received from Pop Starz), an aggregate of 30% of Pop Starz, Inc.'s outstanding shares of Common Stock as of that date.

     In June 2002, the Company sold 428,189 common shares for net proceeds of $42,819.

     During June 2002, the Company issued 59,227 shares of common stock to consultants for services rendered. The Company valued these common shares at the fair market value on the date of issuance of $5,922 or $.10 per share.

     During June 2002, the Company issued 192,978 shares of common stock in exchange for debt amounting to $19,299. The shares were valued at the offering price of $.10 per share resulting in no gain or loss on the transaction.

 (E) Stock Option Plan

     On April 8, 2002, 1998, the Board of Directors of the Company adopted a Non-Qualified Stock Option & Stock Incentive Plan (the "Plan") to provide added incentive for high levels of performance to officers, directors, employees, consultants, and independent contractors of the Company. Options granted under the plan are designed either as incentive stock options or as non-qualified stock options. The plan will terminate on April 8, 2012, unless earlier terminated.

     The Stock Option Plan authorizes options for the purchase of up to an aggregate of 250,000 shares of the Company's common stock. The Company grants non-qualified and incentive stock options. Non-qualified options may be granted to officers, employees, directors, consultants, independent contractors, or other service providers of the Company at an exercise price determined by the Stock Option Plan Committee of the Company's Board of Directors (the "Committee") which shall be at least equal to 100% of the fair market value of the common stock at the date of the grant. Incentive stock options may only be granted to officers, employees, and directors, who are also employees of the Company at an exercise price determined by the Committee, which shall not be less than 100% of the fair market value of the common stock at the date of grant and may not be less than 110% of the fair market value of the common stock at the date of grant if granted to an individual owning more than ten percent of the total combined voting power.

                     Explorations Group, Inc. and Subsidiary
             Notes to Consolidated Financial Statements (Continued)
                                  June 30, 2002
                                   (Unaudited)


Note 5   Stockholders' Deficiency (Continued)

     Options are exercisable at dates and conditions determined by the Committee at the time of grant. However, an option may not be exercised after the expiration of 10 years from the date it is granted. In the case of incentive stock options, the term may not exceed five years if granted to an option holder owning more than ten percent of the total combined voting power. Through the date of the accompanying audit report, no stock options have been granted under the plan.


Note 6 Going Concern

     The accompanying unaudited consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has minimal revenues, has an accumulated deficit during development stage of $29,484 at June 30, 2002, has cash used in operations of $53,500 for the six months ended June 30, 2002, and requires additional funds to implement its new business plan. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

     Management is in the process of implementing its new business plan and conducted a nonpublic offering to raise additional funds (see Note 5 (A)). Management believes the actions it is taking allow the Company to continue as a going concern. The unaudited consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.


Note 7 Subsequent Events

     On July 1, 2002, the Company amended its General Counsel Agreement. Effective July 1, 2002, as consideration for his services, the Company has agreed to compensate general counsel according to the Company's pro rata share, which is currently 50% (based on the number of clients for whom he is providing legal services) of (1) his current base salary of $ $700 per week in cash and (2) $400 per week in Common Stock. The equity portion is paid at the end of each month, and is paid by an equivalent amount of the Company's Common Stock calculated by using its average closing transaction price for the month then-ended.

     In August 2002, the Company issued 30,500 common shares for services rendered. Additionally, in August 2002, the Company issued 10,000 common shares for debt.

PART III

ITEM 1.           INDEX TO EXHIBITS:

Exhibits Required by Item 601of Regulation S-B

     The exhibits listed below and designated as filed herewith (rather than incorporated by reference) follow the signature page in sequential order.

Designation                Page
of Exhibit                 Number
as Set Forth               or Source of
in Item 601 of             Incorporation
Regulation S-B             By Reference     Description

(1)                                         Underwriting Agreement

(2)                                         Plan of acquisition, reorganization,
                                            arrangement, liquidation or
                                            succession:

(3)      (i)                                Articles of incorporation:
         .1             66                  Certificate of Incorporation, dated
                        71                  February 12, 2001.
         .2                                 Certificate of Designation:
                                            Preferences & Rights of  Class A
                                            Non-Voting, Convertible Preferred
                                            Stock, dated May 1, 2002.
         .3             78                  Certificate of Amendment,
                                            dated August 9, 2002

         (ii)                               Bylaws:
         .4             80                  ByLaws of the Corporation

(4)                                         Instruments defining the rights of
                                            holders, including indentures:

(5)                                         Opinion re: legality

(8)                                         Opinion re: tax matters

(9)                                         Voting trust agreement

(10)                                        Material contracts
         .1             103                 Rental Agreement with Y2 Fitness,
                                            Inc., dated February 12, 2002.
         .2             105                 Employment Agreement with Michelle
                                            Tucker, dated January 25, 2002.
         .3             117                 Employment Agreement with Tawanna
                                            Hall-Charlton, dated March 14,2002.
         .4             120                 Employment Agreement with Jamisen
                                            Tiangco, dated April 29, 2002.
         .5             122                 Engagement Agreement with Kevin W.
                                            Dornan, dated April 30 2002.
         .6             125                 Employment Agreement with Sylvia
                                            Hofstetter, dated May 8, 2002.
         .7             128                 Assignment of Lease and Amendment,
                                            with Gaedeke Holdings, Ltd., dated
                                            May 22, 2002.
         .8             140                 Exchange Agreement with Calvo Family
                                            Spendthrift Trust, dated May 29,
                                            2002.
         .9             148                 Independent Contractor's Agreement
                                            with Bally Total Fitness
                                            Corporation, dated April 29, 2002.
         .10            154                 Debt Exchange Agreement with
                                            Yankees, Calvo Family Spendthrift
                                            Trust, and Tucker Family Spendthrift
                                            Trust, dated May 31, 2002.
         .11            185                 Corporate Director's Agreement with
                                            Vanessa H. Lindsey, dated April 8,
                                            2002.
         .12            200                 Revolving Loan Agreement with
                                            Yankees, LLC, dated May  6, 2002.
         .13            239                 Amended Engagement Agreement with
                                            Kevin W. Dornan, dated July 1, 2002.

(11)                                        Statement re computation of per
                                            share earnings

(13)                                        Annual or quarterly reports, Form
                                            10-QSB:

(15)                                        Letter on unaudited interim
                                            financial information

(16)                                        Letter on change in certifying
                                            accountant

(17)                                        Letter on director resignation:

(18)                                        Letter re change in accounting
                                            principals

(19)                                        Reports furnished to security
                                            holders

(20) Other documents or statements to security holders or any document incorporated by reference

(21)                                        Subsidiaries of the Registrant

(22)                                        Published report regarding matters
                                            submitted to vote

(23)                                        Consent of experts and counsel

(24)                                        Power of attorney

(25)                                        Statement re eligibility of trustee

(26)                                        Invitation for competitive bids

(27)                                        Financial data schedule

(99)                                        Additional Exhibits
         .1             242                 Florida Trademark Application,
                                            dated March 29, 2002.
         .2             243                 Trademark/Service Mark Application,
                                            dated April 2, 2002.
         .3             245                 Audit Committee Charter,
                                            dated May 29, 2002.
-------
*        Not applicable
**       None


                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            Explorations Group, Inc.

Dated: August 20, 2002        /S/ Michelle Tucker

                                 Michelle Tucker
                  President, Chief Executive Officer & Director